

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number: 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2009 and 2008, supplemental schedules for the year ended December 31, 2009, and Report of Independent Registered Public Accounting Firm.

Exhibits
23.1 Consent of Plante & Moran, PLLC
23.2 Consent of Deloitte & Touche LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: 6-25-10

BY: 
Mike Personke
Global Benefits Director and Member,
Benefits Governance Finance Committee

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedules as of and for the Year Ended December 31, 2009, and Independent Auditors' Report

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Dow Chemical Company
Employees' Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2009 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 and schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clinton Township, Michigan
June 25, 2010

Plante & Moran, PLLC

Deloitte.

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, MI 48642-5859
USA

Tel: +1 989 631 2370
Fax: +1 989 631 4485
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company
Employees' Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2008. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 25, 2009

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	Allocated Participant Directed 2009	Unallocated Non-participant Directed 2009	Total 2009	Allocated Participant Directed 2008
ASSETS:				
Investments — at fair value (Note 3)	$ 6,687,861,288	$ 952,917,360	$ 7,640,778,648	$ 4,157,098,506
Receivables — interest, dividends, and other	10,110,183	5,170,933	15,281,116	15,300,661
TOTAL ASSETS	6,697,971,471	958,088,293	7,656,059,764	4,172,399,167
LIABILITIES:				
LESOP Loan Payables (Note 5)	-	126,856,149	126,856,149	-
Other Payables	10,387,541	6,797,952	17,185,493	26,942,965
TOTAL LIABILITIES	10,387,541	133,654,101	144,041,642	26,942,965
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	6,687,583,930	824,434,192	7,512,018,122	4,145,456,202
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(64,545,740)	-	(64,545,740)	25,750,626
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,623,038,190	$ 824,434,192	$ 7,447,472,382	$ 4,171,206,828

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Allocated Participant Directed	Unallocated Non-Participant Directed	Total
ADDITIONS:			
Investment income:			
Net appreciation in fair value of investments (Note 3)	$ 1,445,050,391	$ 312,818,428	$ 1,757,868,819
Interest and dividends	76,861,754	15,851,589	92,713,343
Net investment income	1,521,912,145	328,670,017	1,850,582,162
Contributions:			
Employer	25,189,171	-	25,189,171
Employee	198,585,923	-	198,585,923
Total contributions	223,775,094	-	223,775,094
Allocation of 2,266,062 shares of common stock of the Dow Chemical Company, at market	47,817,112	-	47,817,112
Total additions	1,793,504,351	328,670,017	2,122,174,368
DEDUCTIONS:			
Distributions and withdrawals	806,336,229	-	806,336,229
Administrative expenses	740,187	-	740,187
Interest expense	-	9,805,485	9,805,485
Allocation of 2,266,062 shares of common stock of the Dow Chemical Company, at market	-	47,817,112	47,817,112
Total deductions	807,076,416	57,622,597	864,699,013
TRANSFERS:			
Transfers In (Note 5)	1,468,183,992	553,386,772	2,021,570,764
Transfers Out	2,780,565	-	2,780,565
Total transfers	1,465,403,427	553,386,772	2,018,790,199
NET INCREASE	2,451,831,362	824,434,192	3,276,265,554
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	4,171,206,828	-	4,171,206,828
End of year	$ 6,623,038,190	$ 824,434,192	$ 7,447,472,382

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General — The Plan is a defined contribution plan consisting of (1) a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended ("Code") and (2) an employee stock ownership plan ("LESOP") which is intended to qualify as a stock bonus plan under Section 401(a) and 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the "Company" or "Dow"), or of certain of the Company's subsidiaries.

Effective April 1, 2009, The Dow Chemical Company acquired the Rohm and Haas Company. As a result, the Rohm and Haas Company Employee Stock Ownership and Savings Plan was merged into The Dow Chemical Company Employees' Savings Plan during 2009 (see Note 5).

Employee Contributions — Plan participants generally may elect to contribute from 1% to 40%, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of base pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $16,500 and $15,500 in years 2009 and 2008, respectively. Participants who attained age 50 before the end of the plan year were eligible to make catch-up contributions in the amount of $5,500 in 2009 and $5,000 in 2008. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Effective January 1, 2008, employees not electing to enroll or declining enrollment (within 60 days of being hired) are automatically enrolled to contribute 3% of their annual base pay to the Plan. The automatic contributions will increase by 1% each year effective April 1 until the contribution rate reaches 6%, unless the employee designates otherwise. The contributions default to the applicable BGI Lifepath Fund based on the employee's date of birth unless otherwise designated by the employee.

Company Contributions — Effective January 1, 2008, the Plan was amended to change the Company's matching contribution to provide a 100% match on the first 2% of annual base pay deferrals and a 50% match of the next 4% of annual base pay deferrals. Effective April 1, 2009, all legacy Rohm and Haas Company employees' Company matching contribution was calculated as 100% of the first 3% of annual base pay deferrals and a 50% match of the next 3% of annual base deferrals. The Company matching contribution may be in the form of Company stock or cash. On and after May 22, 2009, the Company matching contribution is made in the form of Company stock from the LESOP. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan.

In accordance with the provisions of the Plan, the Plan is required to release shares in proportion to the principal and interest paid on the LESOP loan as a percentage of beginning of year outstanding principal and interest. The shares released from unallocated LESOP shares are allocated to participants to satisfy the Company's matching requirements. If the required contributions are less than the value of shares released, the difference is allocated to participants as a "windfall" contribution on a pro rata basis. For the year ended December 31, 2009, windfall shares amounted to 312,970 with a market value of $8,647,361. These windfall shares were allocated to the participants in May 2010.

If the required Company matching contributions under the provisions of the Plan are greater than the value of the shares released, the Company is required to make an additional contribution of shares to cover the shortfall. No such Company contributions were made for the year ended December 31, 2009.

Prior to January 1, 2008, the Company contributions to the Plan comprised of matching contributions and Company mandatory contributions. For a period of time prior to January 1, 2008, the Company provided a 1% contribution to certain salaried and hourly employees, regardless of whether they made an employee contribution to the Plan. This Company contribution usually was composed of LESOP shares. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan. As of January 1, 2008, the Company no longer provides the 1% mandatory contribution. The last 1% mandatory contribution was for the 2007 Plan Year and was deposited in March of 2008.

Dividends — Participants invested in The Dow Chemical Company common stock funds may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Temporary Investments — Temporary investments are investments in short-term money market funds in the respective investment funds.

Account Valuation — Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a prorata basis), less expenses and withdrawals.

Vesting — Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company contributions, and investment earnings.

Benefits Distribution — Benefits are generally distributable upon termination of employment as a lump-sum payment or may be deferred until any future date. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligibility service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their employee contributions account balance.

Participant Loans — Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum loan of $1,000. Plan loans are limited to the smaller of:

- 50% of the total account balance or
- $50,000 less the highest outstanding loan balance in the preceding 12 months.

Loan repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for loans for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the loan. This rate is equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on loans outstanding at December 31, 2009 and 2008 was 3.25% to 11.5%.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Reclassification — Certain prior year amounts have been reclassified to conform to the current year presentation.

Administration — Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company ("Fidelity"), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain Plan investments. For the period from April 1, 2009 through June 9, 2009, Vanguard acted as independent trustee, custodian, and recordkeeper and managed certain investments relating to the legacy Rohm and Haas Company Employee Stock Ownership and Savings Plan until those investments merged into the Dow Employees' Savings Plan. All transactions with either Fidelity or Vanguard qualify as party-in-interest transactions.

Amendment or Termination — The Plan does not have an expiration date. The Company's Board of Directors, or its delegate, however, may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income is recorded when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in common stock and various investment instruments including pooled funds. At December 31, 2009, the Plan did have concentration of risk to the following:

- United States equity markets through various investments in mutual and pooled funds (excluding target date funds);
- Interest rate and credit risk through investments in the Interest Income Fund; and
- Dow Chemical credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments in the Plan consisting of common stock of the Company, common/collective trusts, mutual funds, and common stock are stated at fair value. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Common stock of the Company is stated at fair value based upon the quoted market value of such securities at year-end. Due to their short-term nature and liquidity, temporary investments and participant loans are stated at outstanding balance, which approximates fair value.

Investments of the Interest Income Fund included in the Plan consist of traditional Guaranteed Investment Contracts ("GICs") and Synthetic Guaranteed Investment Contracts ("synthetic GICs"). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. In addition to holding certain assets, synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as "benefit responsiveness." Synthetic GICs may be issued by banks, insurance companies, and other financial institutions. The synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts provide that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transaction under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value, is probable.

GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract , is below the contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates. The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's statements of net assets available for benefits as the "adjustments from fair value to contract value for fully benefit-responsive investment contracts."

All of the Plan's synthetic GICs are considered to be fully benefit-responsive and are therefore recorded at contract value in accordance with the accounting standards. The average yield for the Plan's synthetic GICs was approximately 2.9% and 5.5% for the years ended December 31, 2009 and 2008, respectively. The crediting interest rate was approximately 4.4% and 4.7% at December 31, 2009 and 2008, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Derivative Instruments – In order to manage interest rate exposures, managers are allowed to enter into derivative contracts. These derivative contracts consist of future contracts, including future option contracts, and To Be Announced Contracts ("TBA"). A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. A TBA is when a mortgage backed security issued by Freddie Mac, Fannie Mae and Ginnie Mae is purchased but the actual security is not assigned until 48 hours prior to trade settlement date. The plan investment policies specifically prohibit the use of derivatives for speculative purposes.

The net assets of the Plan reflect the fair value of the derivative instruments in a loss position as an offset against the fair value of derivative instruments in a gain position. Any gains or losses recognized on derivatives are recognized in current year investment income. The estimated fair values of derivative instruments at December 31, 2009 and 2008 are as follows:

	2009	2008
Interest rate instruments:		
Assets	$ 14,902,974	$ 1,922,034
Liabilities	64,979,318	37,860,252

Asset and liability derivatives are included in investments on the statement of net assets.

For the year ended December 31, 2009, the amounts of gain or loss recognized as investment income in the statement of changes in net assets attributable to derivative instruments are as follows:

Interest rate instruments:	
Futures	$ 11,132,577
Options	171,644
TBA	114,543
	$ 11,418,764

The Plan was not invested in any over-the-counter derivatives. All securities are settled through organized exchanges.

During 2009 and 2008, the derivatives investments were primarily futures contracts. The notional amount represents the contract amount, not the amount at risk. The absolute notional amount of interest rate instruments was $215 million and $39 million at December 31, 2009 and 2008, respectively.

Benefits Payable — Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2009 and 2008 were insignificant.

Federal Income Tax Status — The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 2006 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. On January 28, 2009, the Company submitted an application for a new determination letter for the Plan in accordance with the IRS Cycle C filing procedures.

3. INVESTMENTS

The Plan's significant investments as of December 31, 2009 and 2008 are as follows:

	2009	2008
Dow Chemical Company Stock:		
(1) Dow Stock	$ 788,537,405	$ 346,799,648
(2) LESOP Allocated	394,111,999	133,951,169
(3) LESOP Unallocated	952,247,614	-
Vanguard Index Equity Fund	505,938,638	234,703,203
GICs (Synthetic & Traditional):		
IGT INVESCO ShrtTrm Bond	893,482,948	449,440,774

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Dow Chemical Company Stock:		
(1) Dow Stock	$	437,968,102
(2) LESOP Allocated		171,652,294
(3) LESOP Unallocated		312,818,428
Common collective trusts		287,775,347
Mutual funds		464,997,926
Common stock		8,882,164
GICs (Synthetic & Traditional):		
Fixed Income Securities		48,810,021
Common/collective trusts		26,035,372
Guaranteed Investment Contracts		809,715
Wrap Contracts		(1,259,210)
Other		(621,340)
Net appreciation in fair value of investments	$	1,757,868,819

(1) Represents a party-in-interest to the Plan.
(2) Participant directed and represents a party-in-interest to the Plan.
(3) Non-participant directed and represents a party-in-interest to the Plan.

The Plan's investment in The Dow Chemical Company LESOP, at December 31, 2009, is presented in the following table:

	Allocated	Unallocated
Number of Shares	14,263,916	34,464,264
Cost	$ 95,293,822	$ 518,562,523
Fair Value	$ 384,111,999	$ 952,247,614

4. FAIR VALUE

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value. During 2009, the Plan adopted, on a prospective basis, new accounting standards which require disclosure of fair value by major class of investments. The following tables summarize the basis used to measure certain assets at fair value on a recurring basis.

For investments classified as Level 1 (measured using quoted prices in active markets), the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), the Level 1 process is utilized where available (primarily for some debt securities). If the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 investments. As a result, the unrealized gains and losses for these investments presented in the table below may include changes in fair value that were attributable to both observable and unobservable inputs.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Level 1	Level 2	Level 3	Total
Dow Chemical Company Stock:				
Dow Stock	$ 788,537,405	$ -	$ -	$ 788,537,405
LESOP (Allocated Shares)	394,111,999	-	-	394,111,999
LESOP (Unallocated Shares)	952,247,614	-	-	952,247,614
Common Stock	48,849,643	-	-	48,849,643
Mutual funds:				
Equities	1,568,092,769	-	-	1,568,092,769
Fixed Income	413,773,838	-	-	413,773,838
Balanced Investments	13,775,000	-	-	13,775,000
Common/collective trusts:				
Equities (1)	-	797,363,695	-	797,363,695
Fixed Income (2)	-	60,594,370	-	60,594,370
Retirement Age Investments (3)	-	493,538,508	-	493,538,508
Temporary investments	-	20,510,254	-	20,510,254
Participant Loans	-	123,136,142	-	123,136,142
GIC (Synthetic & Traditional)				
Derivative Contracts	567,920	(50,644,266)	-	(50,076,346)
Preferred Stock	269,027	-	-	269,027
Fixed Income Securities:				
Corporate	-	411,583,341	-	411,583,341
US Government	-	508,054,351	-	508,054,351
Other	-	24,047,424	-	24,047,424
Common/collective trusts:				
Fixed Income (2)	-	922,706,744	-	922,706,744
Guaranteed Investment Contracts	-	20,818,280	-	20,818,280
Temporary Investments	63,189,545	64,965,264	-	128,154,809
Wrap Contracts	-	-	689,781	689,781
Total assets at fair value	$ 4,243,414,760	$ 3,396,674,107	$ 689,781	$ 7,640,778,648

(1) This category represents investments in actively managed common collective trust funds that invest primarily in equity securities which may include common stocks, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2) This category represents investments in actively managed common collective trust funds that invest in a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(3) This category represents investments in actively common collective trust funds with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, real estate, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Level 1	Level 2	Level 3	Total
Dow Chemical Stock:				
Dow Stock	$ 346,799,648	$ -	$ -	$ 346,799,648
LESOP (Allocated Shares)	-	133,951,169	-	133,951,169
Common stock	45,166,260	-	-	45,166,260
Mutual funds	1,254,054,118	-	-	1,254,054,118
Common/collective trusts	-	724,117,879	-	724,117,879
Temporary investments	-	43,858,306	-	43,858,306
Participant loans	-	101,654,188	-	101,654,188
Synthetic GIC:				
Derivative Contracts	-	(35,938,218)	-	(35,938,218)
Preferred stock	275,951	-	-	275,951
Debt securities	156,477,029	942,771,399	-	1,099,248,428
Common/collective trusts	-	434,632,298	-	434,632,298
Temporary investments	2,560,000	4,769,488	-	7,329,488
Wrap contracts	-	-	1,948,991	1,948,991
Total assets at fair value	$ 1,805,333,006	$ 2,349,816,509	$ 1,948,991	$ 4,157,098,506

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2009 are as follows:

	Synthetic GIC Wrap Value
Balance as of January 1, 2009	$ 1,948,991
Unrealized Gain/(Loss) - Net	(1,259,210)
Balance as of December 31, 2009	$ 689,781

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, accrued liabilities and payables and unsettled trades. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such investments. The outstanding balance of LESOP loan payables in the accompanying financials statements approximates fair value, based on current interest rates available for issuance of debt with similar terms, maturity dates and nonperformance risks.

5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND NOTES PAYABLE

Effective December 27, 2001, the Union Carbide Corporation ("UCC") Plan Merger Date, the Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "UCC Savings Plan") was merged into the Plan. The UCC Savings Plan consisted of two components: a profit sharing plan with a cash or deferred feature and an employee stock ownership plan under Section 4975(e)(7) of the Code (the "UCC ESOP"). The Plan, subsequent to the merger with the UCC Savings Plan, consisted of a profit sharing plan with a cash or deferred feature which was intended to qualify under Section 401(a) and 401(k) of the Code, and an employee stock ownership plan (the "ESOP") which was intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code, and consisted of two components: (i) the assets of the combined Dow and UCC ESOPs (referred to as the "LESOP"), and (ii) such assets of the Plan as are invested in the Dow Stock Fund from time to time. As a result of the merger of the Plan and the UCC Savings Plan, the Dow ESOP and the UCC ESOP were combined into a single employee stock ownership plan or LESOP. In addition, effective upon the UCC Plan Merger Date, the Dow Stock Fund, which was previously a part of the nonESOP portion of the plan and the "Company Stock Fund" under the nonESOP portion of the UCC Savings Plan immediately prior to the UCC Plan Merger Date, were combined and converted to an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. Prior to the UCC Plan Merger Date, on November 16, 1990, UCC loaned the UCC LESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC LESOP loan. UCC LESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the LESOP note for the acquisition of the UCC LESOP shares was restructured with a new maturity date of December 31, 2023. In 2006, the remaining balance on the restructured LESOP note was paid.

As part of the consideration for the restructuring of the note, UCC agreed to release its security interest in the LESOP shares and to an amortization schedule as follows: 10% of the outstanding balance to be paid by December 31, 2005, an additional 15% of the outstanding balance to be paid by December 31, 2010, an additional 25% of the outstanding balance to be paid by December 31, 2015, and the remaining 50% of the outstanding balance to be paid by December 31, 2023. As additional consideration, Dow agreed to contribute $73,000,000 in new value (cash matches for salaried employees) into the Plan by December 31, 2023. During 2009, the remainder of this commitment was fulfilled with matching contributions.

Effective April 1, 2009, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") with the Rohm and Haas Company and Ramses Acquisition Corp. ("ROH"), a direct, wholly owned subsidiary of The Dow Chemical Company (the "Merger Subsidiary"), The Dow Chemical Company acquired the Rohm and Haas Company. Pursuant to the Merger Agreement, each outstanding share of Rohm and Haas common stock held by the Rohm and Haas Company Employee Stock Ownership and Savings Plan (the "ROH Plan") was converted into the right to receive an amount in cash determined under the Merger Agreement (the "Merger Consideration"). Effective April 1, 2009, the "ROH Plan Merger Date", the ROH Plan was merged into the Plan.

The ROH Plan consisted of two components: a profit-sharing plan with a cash or deferred feature and an employee stock ownership plan under Section 4975(e)(7) of the Code (the "ROH ESOP"). The ROH ESOP included a suspense account ("Suspense Account") in which shares purchased with a loan (described in Code Section 4975(e)(7)) (the "ROH Exempt Loan") to the ROH Plan were held. Shares released from the Suspense Account in the ROH ESOP and allocated to participant accounts were held under an "ESOP Stock Fund," as defined in the ROH Plan (referred to herein as the "ROH ESOP Stock Fund"). In addition, the non-ESOP portion of the ROH Plan included a "Company Stock Fund," as defined in the ROH Plan, that consisted primarily of common stock of the Rohm and Haas Company (referred to herein as the "ROH Non-ESOP Stock Fund") to which participants could direct the investment of certain funds. Immediately prior to the ROH Plan Merger Date, the ROH Plan was funded by a trust maintained with the Vanguard Fiduciary Trust Company ("Vanguard"). Immediately prior to the ROH Plan Merger Date, the Plan was funded by a trust with Fidelity Management Trust Company ("Fidelity"). Effective upon the merger of the ROH Plan into the Plan, the merged Plan was funded by two trusts, the trust maintained with Vanguard and the trust maintained with Fidelity. The Vanguard trust was merged with the Fidelity trust on or about June 2009. Under the terms of the Plan, amounts attributable to the Merger Consideration received pursuant to the Merger Agreement in exchange for shares of Rohm and Haas Company stock that were held in the Suspense Account from the ROH Plan were reinvested in shares of Common Stock of The Dow Chemical Company ("Company Stock"). Merger Consideration received in exchange for the shares held under the ROH ESOP Stock Fund and the ROH non-ESOP Stock Fund of the ROH Plan was reinvested, generally pursuant to Member direction, in accordance with the provisions of Supplement I of the Plan. The total amount transferred into the Plan from the ROH Plan was approximately $2 billion.

The Plan, subsequent to the merger with the ROH Plan, consists of a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and an employee stock ownership plan (the "ESOP") that is intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of (i) a leveraged employee stock ownership plan or LESOP, and (ii) the Dow Company Stock Fund. The LESOP includes (i) the assets of the Suspense Account from the ROH Plan, and (ii) a LESOP Stock Fund which (A) shall consist of shares of Dow Common Stock acquired with the proceeds of Exempt Loans, and allocated to Member Accounts, and (B) shall provide for such subaccounts as described in the definition of "LESOP Account" in Section 1.3 in the Plan and as further necessary. As under the Plan prior to the ROH Plan Merger Date, the portion of the Plan invested in the Dow Stock Fund, as adjusted thereafter to reflect (i) new contributions that are initially invested in the Dow Stock Fund, as well as (ii) subsequent fund transfers into that fund, and (iii) any distributions or withdrawals from, transfers out of, and gains, losses, earnings, or expenses of that fund shall constitute part of the employee stock ownership plan under Section 4975(e)(7) of the Code.

Prior to the ROH Plan Merger Date, Rohm and Haas established the externally leveraged ESOP on February 15, 1990. On that date, the Rohm and Haas ESOP Trust (ROH ESOP Trust) entered into a $185 million, 30-year note with Citibank. The 30-year note carried interest at the London Inter-Bank Offering Rate (LIBOR) plus 1/8%. The ROH ESOP Trust used the proceeds of the loan from Citibank to purchase 6.3 million (18.9 million adjusted for the 3-for-1 stock split) shares of treasury stock from Rohm and Haas. On March 5, 1990, Rohm and Haas Holdings, Ltd. (a consolidated subsidiary of Rohm and Haas) filed a Form S-3 with the Securities and Exchange Commission (SEC) to register $150 million in debt securities, the proceeds of which were to be loaned to the ROH ESOP Trust. On April 15, 1990, Rohm and Haas Holdings, Ltd. issued $150 million in 9.80% Amortizing Debentures due April 15, 2020.

The proceeds from the issuance of the 9.80% Amortizing Debentures and $35 million of additional funds from Rohm and Haas Holdings, Ltd. were loaned to the ROH ESOP Trust, enabling the ROH ESOP Trust to refinance the $185 million initial note from Citibank. The loan between Rohm and Haas Holdings, Ltd. and the ROH ESOP Trust bears interest at 10.03%.

The Plan uses dividends paid on allocated and unallocated shares of Company common stock to make the scheduled quarterly principal and interest payments. The Company is required to make a cash contribution to fund any quarterly shortages in Company common stock dividends paid as compared to required principal and interest payments. There was no Company cash contribution for the year ended December 31, 2009.

Interest expense for the year ended December 31, 2009 is $9,805,485. The minimum principal payments on this loan to maturity are as follows:

2010	$	7,556,690
2011		8,343,614
2012		9,212,484
2013		10,171,838
2014		11,231,090
Thereafter		80,340,433
	$	126,856,149

The Company declared common stock dividends of $0.60 per share during 2009.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$ 7,447,472,382	$ 4,171,206,828
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	64,014,742	(25,750,626)
Net assets available for benefits per Form 5500	$ 7,511,487,124	$ 4,145,456,202

For the year ended December 31, 2009, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Net investment gain per the financial statements	$ 1,850,582,162
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	89,765,368
Net investment gain per Form 5500	$ 1,940,347,530

7. SUBSEQUENT EVENTS

Prior to April 14, 2010, the Company designated the Vice President responsible for Human Resources for the Company (VPHR) the named fiduciary for all matters except investment oversight. The Company designated the Benefits Governance and Finance Committee (BGFC) as the named fiduciary for investment oversight for the Plan, except to the extent section 404(c) of ERISA applies. The VPHR and the BGFC further delegated their authority as they have deemed appropriate. Effective April 14, 2010, the Company adopted an amended and restated plan document, which specifies that the Investment Committee is the named fiduciary with respect to control, management and disposition of the assets of the Plan as set forth in Article 10 of the Plan. The Benefits Governance and Finance Committee is designated as the Investment Committee. In addition, the Trustee or an Investment Manager is a named fiduciary to the extent such Trustee or Investment Manager exercises discretionary authority with respect to control, management and disposition of the assets of the Plan. The Vice President of Compensation and Benefits, the Global Director of Benefits and the U.S. Pension Plan Leader, each individually, are the Plan administrators and named fiduciaries for plan administration as set forth in Article 10 of the Plan. The Retirement Board is the named fiduciary for appellate review of denied claims.

******

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—D
AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	The Dow Chemical Company:			
	Dow Stock	Dow Stock	**	$ 788,537,405
	LESOP	Allocated LESOP - Dow Stock	**	394,111,999
	LESOP	Unallocated LESOP - Dow Stock	$ 518,562,523	952,247,614
	Praxair Stock	Common Stock	**	37,557,212
*	Vanguard Index Equity Fund	Common/Collective Trust	**	505,938,638
	Capital Guardian Intl Small Cap	Common/Collective Trust	**	44,387,196
	T. Rowe Price US Treasury Fund	Common/Collective Trust	**	60,594,370
	PIM Total Return Inst	Mutual Fund	**	150,553,281
	TRP Mid Cap Growth	Mutual Fund	**	118,839,478
	NB Genesis Inst CL	Mutual Fund	**	165,178,222
	TRP High Yield	Mutual Fund	**	59,136,377
	BGI Lifepath 2050	Common/Collective Trust	**	3,354,636
	BGI Lifepath Ret	Common/Collective Trust	**	80,765,613
	BGI Lifepath 2020	Common/Collective Trust	**	116,468,751
	BGI Lifepath 2025	Common/Collective Trust	**	84,344,064
	BGI Lifepath 2030	Common/Collective Trust	**	71,403,133
	BGI Lifepath 2035	Common/Collective Trust	**	29,408,624
	BGI Lifepath 2040	Common/Collective Trust	**	18,915,384
	BGI Lifepath 2045	Common/Collective Trust	**	15,182,973
	BGI Lifepath 2015	Common/Collective Trust	**	73,695,328
	American Century Real Est Is	Mutual Fund	**	35,543,291
*	Vang Tot BD Mkt Inst	Mutual Fund	**	94,253,623
*	Vang Global Equity	Mutual Fund	**	57,141,039
*	Vang Dev Mkts ADM	Mutual Fund	**	68,363,288
*	Vang Convertible Sec	Mutual Fund	**	13,775,000
*	Vang Selected Value	Mutual Fund	**	51,826,973
*	Vang LT Treasury ADM	Mutual Fund	**	22,156,702
*	Vang Windsor II ADM	Mutual Fund	**	133,953,751
*	Vang Ext Mkt Idx Ins	Mutual Fund	**	89,731,467
	PIM Real Ret Inst	Mutual Fund	**	46,662,148
	PIM Com Real Ret I	Mutual Fund	**	15,443,175
	Lilly Pre 91 Stock	Common Stock	**	4,851,703
	Lilly Post 90 Stock	Common Stock	**	6,440,727
	Growth Equity:			
	BGI Russel 2000 Index Fund	Common/Collective Trust	**	84,800,147
	300 North Capital Small Cap Investment Fund	Common/Collective Trust	**	85,766,405
	Forward			4,581,329,737

* Represents a party-in-interest to the Plan.
** Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
INCLUDING APPENDICES A—D
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	Forward			$ 4,581,329,737
	US Large Cap Blend:			
	Wellington CIF II Growth S2	Common/Collective Trust	**	19,323,710
	Berstein US Strategic Value Fund	Common/Collective Trust	**	19,246,070
	Wellington CIF II Core Values S2	Common/Collective Trust	**	18,823,116
	T. Rowe Price Structured Research Common Trust Fund	Common/Collective Trust	**	19,078,413
	TCW Select Equity Fund Class I	Mutual Fund	**	19,006,917
	AM Indpd Intl Bond	Mutual Fund	**	25,568,532
*	Fidelity Contrafund	Mutual Fund	**	201,913,429
*	Fidelity Growth Co	Mutual Fund	**	164,156,870
*	Fidelity Low Pr Stock	Mutual Fund	**	142,323,698
*	Fidelity Emerg Markets	Mutual Fund	**	135,943,539
*	Fidelity Divers International	Mutual Fund	**	184,170,808
	Interest Bearing Cash	Temporary Investments	**	19,840,509
*	Fidelity Short Term Investment Fund	Temporary Investments	**	35,529,100
*	Participant Loans	Interest recorded at prime rate (3.25% - 11.5%) and maturities up to 60 months	-	123,136,142
	Total investments at fair value as determined by quoted market prices			$ 5,709,390,590

* Represents a party-in-interest to the Plan.
** Cost information not required

(Continued)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Monumental Life Insurance Company:				
	#SV04776Q	Ins Co General Account Maturity Date 8/01/2011	**	$	5,621,239
	New York Life				
	#GA-31826-4	Ins Co General Account Maturity Date 6/15/2010	**	$	8,173,847
	Principal Life				
	#7-06201-4	Ins Co General Account Maturity Date 9/302010	**	$	7,023,194
	UBS AG:				
	#3065, variable rate (see underlying assets at Appendix A)	Jennison, NISA, PIMCO; evergreen; Synthetic GIC	**	$	449,618,462
	UBS AG Wrapper Contract				-
	Bank of America:				
	#08-019	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	55,265,565
	Bank of America Wrapper Contract				-
	ING Life:				
	#60031, 2.71%	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	239,080,785
	ING Life Wrapper Contract			$	164,699
	#60090, variable rate (see underlying assets at Appendix B)	Various Securities, maturity dates, and asset types	**	$	2,965,505
	ING Life Wrapper Contract				-
	Pacific Life:				
	G-26108 annuity, variable rate (see underlying assets at Appendix C)	PacLife/WAM; evergreen; Synthetic GIC	**	$	135,383,321
	Pacific Life Wrapper Contract				-

** Cost information not required

(Continued)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	JPMorgan Chase Bank:				
	#433823, variable rate (see underlying assets at Appendix A)	Jennison, NISA, PIMCO; evergreen; Synthetic GIC	**	$	258,442,108
	JPMorgan Chase Bank Wrapper Contract				-
	#ARHAAS01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	254,612,091
	JPMorgan Chase Bank Wrapper Contract				-
	Monumental Life Insurance Company:				
	BDA00168TR-A, variable rate (see underlying assets at Appendix D)	Wellington Dow; evergreen; Synthetic GIC	**	$	140,763,857
	Monumental Life Insurance Company Wrapper Contract				-
	NATIXIS				
	WR1095-01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	87,851,576
	NATIXIS Wrapper Contract				-
	State Street Bank & Trust:				
	#102069,	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	285,896,727
	State Street Bank & Trust Wrapper Contract			$	525,082
	Total guaranteed investment contracts at fair value			$	1,931,388,058
	Total investments at fair value			$	7,640,778,648

** Cost information not required

(Concluded)

The Dow Chemical Company Employees' Savings Plan
Schedule of Reportable Transactions
Form 5500, Schedule H, Item 4J
Year Ended December 31, 2009

Category (i) and (iii)

EIN 38-1285128

TRD DATE / STL DATE	* * SECURITIES PURCHASED * *		SHARES/PAR	PRICE	PRINCIPAL	PURCHASED INTEREST
TRANSACTIONS EFFECTIVE AND SETTLED WITHIN THE CURRENT PERIOD:						
05/13/09 05/13/09	DOW CHEMICAL CO FMTC ENTERED	BUY	36,698,005	1.8652	(68,449,118.93)	0.00
06/02/09 06/05/09	DOW CHEMICAL CO FMTC ENTERED 66.53 COMM 0.008/SHR	BUY	8,316	18.2395	(151,746.21)	0.00
07/31/09 07/31/09	DOW CHEMICAL CO FMTC ENTERED	BUYIK	35,545,524	1.8903	(67,191,704.02)	0.00
05/11/09 05/11/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	552,528,842.3400	1.00	(552,528,842.34)	0.00
05/11/09 05/11/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	127,421.8700	1.00	(127,421.87)	0.00
06/01/09 06/01/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	24,326.0600	1.00	(24,326.06)	0.00
06/03/09 06/03/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	5,000,500	1.00	(5,000,500.00)	0.00
07/01/09 07/01/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	13.1700	1.00	(13.17)	0.00
07/30/09 07/30/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	5,390,539.8000	1.00	(5,390,539.80)	0.00
08/03/09 08/03/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	169.3800	1.00	(169.38)	0.00
08/18/09 08/18/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	14,405.7400	1.00	(14,405.74)	0.00
09/01/09 09/01/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	2,322.9300	1.00	(2,322.93)	0.00

There were no category (ii) or (iv) transactions during the year

Schedule 2

The Dow Chemical Company Employees' Savings Plan
Schedule of Reportable Transactions
Form 5500, Schedule H, Item 4J
Year Ended December 31, 2009

Category (i) and (iii)

EIN 38-1285128

TRD DATE STL DATE	* * SECURITIES PURCHASED * *		SHARES/PAR	PRICE	PRINCIPAL	PURCHASED INTEREST
10/01/09 10/01/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	275.5400	1.00	(275.54)	0.00
10/30/09 10/30/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	5,261,505	1.00	(5,261,505.00)	0.00
11/02/09 11/02/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	205.5000	1.00	(205.50)	0.00
12/01/09 12/01/09	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	BUY	1,298.8100	1.00	(1,298.81)	0.00
TOTAL TRANSACTIONS EFFECTIVE AND SETTLED WITHIN THE CURRENT PERIOD					(704,144,395.30)	0.00
TOTAL TRANSACTIONS THAT SETTLED WITHIN THE CURRENT PERIOD					(704,144,395.30)	0.00
TRANSACTIONS EFFECTIVE DURING THE PERIOD THAT SETTLE IN THE FUTURE:						
12/31/09 01/06/10	DOW CHEMICAL CO FMTC ENTERED 192.04 COMM 0.008/SHR	BUY	24,005	27.90	(669,931.54)	0.00
TOTAL TRANSACTIONS EFFECTIVE DURING THE PERIOD THAT SETTLE IN THE FUTURE					(669,931.54)	0.00
TOTAL TRANSACTIONS EFFECTIVE IN THE PERIOD 258.57 COMM 0.00 FEE					(704,814,326.84)	0.00

There were no category (ii) or (iv) transactions during the year

Schedule 2

The Dow Chemical Company Employees' Savings Plan
Schedule of Reportable Transactions
Form 5500, Schedule H, Item 4J
Year Ended December 31, 2009

Category (i) and (iii)

EIN 38-1285128

TRD DATE STL DATE	* * SECURITIES SOLD * *	UNIT COST SALE PRICE SHARES/PAR	COST	PROCEEDS INTEREST	REALIZED GAIN(LOSS)
05/13/09 05/13/09 SELL	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	100.00 1.00 552,528,833.0800	552,528,833.08	552,528,833.08 0.00	0.00
05/18/09 05/18/09 SELL	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	100.00 1.00 1	1.00	1.00 0.00	0.00
06/03/09 06/03/09 SELL	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	100.00 1.00 5,000,500	5,000,500.00	5,000,500.00 0.00	0.00
06/05/09 06/05/09 SELL	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	100.00 1.00 151,746.2100	151,746.21	151,746.21 0.00	0.00
09/03/09 09/03/09 SELL	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	100.00 1.00 5,000,500	5,000,500.00	5,000,500.00 0.00	0.00
12/03/09 12/03/09 SELL	FID INST CASH PORT: MM FUND CLASS I SHS FMTC INSTITUTIONAL CASH PORTFOLIO FMTC ENTERED	100.00 1.00 5,000,500	5,000,500.00	5,000,500.00 0.00	0.00
TOTAL TRANSACTIONS EFFECTIVE AND SETTLED WITHIN THE CURRENT PERIOD			639,088,330.20	639,088,330.20 0.00	0.00
TOTAL TRANSACTIONS THAT SETTLED WITHIN THE CURRENT PERIOD			639,088,330.20	639,088,330.20 0.00	0.00
TOTAL TRANSACTIONS EFFECTIVE IN THE PERIOD 0.00 COMM 1.86 FEE			639,088,330.20	639,088,330.20 0.00	0.00

There were no category (ii) or (iv) transactions during the year

Schedule 2

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABBOTT LABORATORIES NT	5.600% 11/30/2017 DD 11/09/07	465,000	476,789	504,995
	AGRIBANK FCB	9.125% 07/15/2019 DD 07/15/09	785,000	785,000	862,676
	ALCOA INC NT	5.720% 02/23/2019 DD 02/23/07	140,000	142,009	135,356
	ALLSTATE CORP	7.450% 05/16/2019 DD 05/13/09	305,000	304,170	354,355
	AMEREN CORP	8.875% 05/15/2014 DD 05/15/09	345,000	343,292	387,511
	AMERICAN EXPRESS CENTURION BK	5.950% 06/12/2017 DD 06/12/07	450,000	449,532	466,740
	AMERICAN EXPRESS CR CORP MTN	7.300% 08/20/2013 DD 08/20/08	255,000	287,462	286,589
	AMERICAN HOME PRODS CORP NT	STEP 03/15/2011 DD 03/30/01	520,000	567,965	555,495
	AMERISOURCEBERGEN CORP	4.875% 11/15/2019 DD 11/19/09	240,000	238,018	236,940
	AMGEN INC SR NT	5.850% 06/01/2017 DD 12/01/07	455,000	491,245	497,201
	ANADARKO PETE CORP SR NT	5.950% 09/15/2016 DD 09/19/06	285,000	258,190	308,285
	ANHEUSER-BUSCH INBEV WOR	5.375% 01/15/2020 DD 10/16/09	170,000	168,887	173,444
	ARAB REP EGYPT GTD NT	4.450% 09/15/2015 DD 09/27/05	830,000	881,920	870,770
	ARDEN RLTY LTD	5.200% 09/01/2011 DD 08/27/04	875,000	875,411	905,433
	ASSURANT INC SR NT	5.625% 02/15/2014 DD 02/18/04	375,000	374,576	384,495
	AT&T INC GLOBAL NT	6.700% 11/15/2013 DD 11/17/08	645,000	643,897	727,721
	AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01	835,000	959,340	897,124
	AT&T WIRELESS SVCS INC SR NT	8.125% 05/01/2012 DD 04/16/02	330,000	368,567	372,877
	BAE SYS HLDGS INC GTD NT 144A	5.200% 08/15/2015 DD 07/25/05	305,000	284,083	314,208
	BAE SYSTEMS HOLDINGS INC	6.375% 06/01/2019 DD 06/04/09	295,000	293,970	317,323
	BANK AMER CORP MTN SER L	2.100% 04/30/2012 DD 01/30/09	900,000	896,544	908,307
	BANK AMER CORP SR NT	5.750% 12/01/2017 DD 12/04/07	780,000	734,579	798,736
	BANK AMERICA CORP SUB NTS	7.125% 10/15/2011 DD 10/24/96	375,000	433,092	402,848
	BANK ONE CORP SUB NT	5.250% 01/30/2013 DD 10/24/02	1,175,000	1,170,543	1,246,041
	BARRICK GOLD CORP NT	6.950% 04/01/2019 DD 03/24/09	625,000	718,844	703,713
	BARRICK NORTH AMER FIN LLC GTD	6.800% 09/15/2018 DD 09/11/08	430,000	429,007	479,734
	BEAR STEARNS COS INC SR NT	6.400% 10/02/2017 DD 10/02/07	135,000	134,583	147,161
	BHP BILLITON FIN USA LTD GTD	5.400% 03/29/2017 DD 03/29/07	470,000	496,062	503,549
	BLACKROCK INC	3.500% 12/10/2014 DD 12/10/09	690,000	689,000	681,334
	BURLINGTON RESOURCES FINANCE	6.500% 01-DEC-2011 GTD NT	580,000	610,676	634,787
	CANADA GOVERNMENT	2.375% 09/10/2014 DD 09/10/09	1,515,000	1,509,545	1,488,684
	CANADIAN NAT RES LTD NT	5.700% 05/15/2017 DD 03/19/07	450,000	467,888	480,780
	CAPITAL ONE BANK USA NA	8.800% 07/15/2019 DD 06/25/09	780,000	779,704	921,703
	CAPITAL ONE FINANCIAL CO	7.375% 05/23/2014 DD 05/22/09	180,000	179,120	203,801
	CARGILL INC MTN 144A	5.200% 01/22/2013 DD 01/22/08	475,000	483,051	503,662
	CAROLINA PWR & LT CO NT	6.500% 07/15/2012 DD 07/30/02	395,000	417,709	433,070
	CELLCO PART/VERI WIRELSS	8.500% 11/15/2018 DD 05/15/09	435,000	430,367	539,565
	CELLCO PART/VERI WIRELSS	5.550% 02/01/2014 DD 08/01/09	790,000	784,920	857,371
	CENTERPOINT ENERGY HOUSTON	7.000% 03/01/2014 DD 01/09/09	355,000	354,922	404,189
	CISCO SYS INC SR NT	4.950% 02/15/2019 DD 02/17/09	330,000	329,254	338,253
	CITIGROUP FUNDING INC	2.000% 03/30/2012 DD 03/30/09	1,500,000	1,495,965	1,512,195
	CITIGROUP INC GLOABL NT	5.300% 01/07/2016 DD 12/08/05	425,000	365,543	413,546
	CITIGROUP INC GLOBAL NT	5.300% 10/17/2012 DD 10/17/07	1,745,000	1,616,773	1,817,836
	CITIGROUP INC GLOBAL SR NT	6.000% 08/15/2017 DD 08/15/07	685,000	633,978	684,740
	CLEVELAND ELEC ILLUM CO SR NT	5.650% 12/15/2013 DD 06/15/04	170,000	168,640	179,857
	CLOROX CO SR NT	5.450% 10/15/2012 DD 10/09/07	465,000	464,368	499,949
	COMCAST CORP NEW GTD NT	5.900% 03/15/2016 DD 03/02/06	400,000	424,112	430,768
	COMCAST CORP NEW NT	6.500% 01/15/2015 DD 01/10/03	355,000	392,623	397,724
	COMCAST CORP NEW NT	4.950% 06/15/2016 DD 06/09/05	550,000	558,195	564,839
	COMMONWEALTH BANK AUST 144A	3.750% 10/15/2014 DD 10/15/09	525,000	523,388	526,276
	CONOCOPHILLIPS NT	4.750% 10/15/2012 DD 10/09/02	20,000	21,141	21,431
	CONSUMERS ENERGY CO 1ST MTG BD	5.000% 03/15/2015 DD 12/13/04	195,000	194,674	207,404
	COUNTRYWIDE FINL CORP MEDIUM	5.800% 06/07/2012 DD 06/07/07	830,000	828,398	881,053
	CREDIT SUISSE FIRST BOSTON N Y	5.000% 05/15/2013 DD 05/06/08	1,625,000	1,670,704	1,732,949
	CVS CAREMARK CORP SR NT	6.600% 03/15/2019 DD 03/13/09	190,000	213,074	207,915
	CVS CAREMARK CORP SR NT	5.750% 06/01/2017 DD 05/25/07	550,000	544,231	580,476
	DEERE JOHN CAP CORP MTN SER D	2.875% 06/19/2012 DD 12/19/08	445,000	443,972	458,564
	DELHAIZE GROUP SA AC 1	5.875% 02/01/2014 DD 02/02/09	150,000	149,501	161,102
	DEUTSCHE TELEKOM INTL FIN B V	6.750% 08/20/2018 DD 08/18/08	205,000	204,969	229,514
	DEVON FING CORP ULC NT	6.875% 09/30/2011 DD 10/03/01	115,000	121,004	124,927
	DIAGEO CAP PLC GTD NT	5.200% 01/30/2013 DD 10/26/07	710,000	719,400	760,091
	DIAMOND OFFSHORE DRILL	5.875% 05/01/2019 DD 05/04/09	285,000	284,575	303,593
	DR PEPPER SNAPPLE GROUP INC	6.820% 05/01/2018 DD 11/01/08	605,000	604,909	678,701
	DU POINT E I DE NEMOURS & CO	5.000% 01/15/2013 DD 12/03/07	230,000	229,932	246,314
	DUKE ENERGY CAROLINAS LLC	7.000% 11/15/2018 DD 11/17/08	115,000	114,667	134,039
	DUKE ENERGY CORP 1ST & REF MTG	5.300% 10/01/2015 DD 09/23/03	305,000	313,522	332,578
	DUKE ENERGY FIELD SVCS LLC	7.875% 08/16/2010 DD 08/16/00	220,000	249,417	228,716
	EATON CORP NT	4.900% 05/15/2013 DD 05/20/08	785,000	785,462	830,663
	EKSPORTFINANS A S A MEDIUM	5.500% 06/26/2017 DD 06/26/07	880,000	925,866	931,929

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ELECTRONIC DATA SYS CORP NEW	STEP 08/01/2013 DD 06/30/03	375,000	401,040	414,533
	EMBARQ CORP NT	7.082% 06/01/2016 DD 05/17/06	180,000	186,275	198,824
	ENERGY EAST CORP NT	6.750% 06/15/2012 DD 06/14/02	620,000	637,484	677,629
	ENERGY TRANSFER PARTNERS SR NT	6.125% 02/15/2017 DD 10/23/06	425,000	424,626	440,819
	ENTERGY ARK INC 1ST MTG BD	5.400% 08/01/2013 DD 07/17/08	635,000	634,956	684,143
	ENTERGY TEX INC MTG BD	7.125% 02/01/2019 DD 01/30/09	60,000	59,552	66,505
	EXELON GENERATION CO LLC	5.200% 10/01/2019 DD 09/23/09	425,000	424,171	425,191
	EXPORT-IMPORT BK KOREA	5.875% 01/14/2015 DD 07/14/09	760,000	755,638	815,564
	EXPRESS SCRIPTS INC	6.250% 06/15/2014 DD 06/09/09	585,000	613,958	638,311
	FEDERAL HOME LN BKS CONS BD	5.375% 05/18/2016 DD 05/03/06	1,310,000	1,465,407	1,448,375
	FEDERAL HOME LN MTG CONS BD	5.500% 07/18/2016 DD 07/13/06	1,700,000	1,814,563	1,900,821
	FEDERAL HOME LN MTG CORP DEB	4.750% 01/19/2016 DD 01/13/06	2,150,000	2,352,315	2,318,646
	FEDERAL HOME LN MTG CORP NTS	4.125% 12/21/2012 DD 12/17/07	3,675,000	3,927,840	3,908,142
	FEDERAL HOME LN MTG CORP REF	2.125% 03/23/2012 DD 02/19/09	8,975,000	9,045,762	9,112,407
	FHLMC MULTICLASS CTFS 3280 MA	5.500% 05/15/2026 DD 02/01/07	557,167	560,214	572,372
	FHLMC MULTICLASS MTG 3128 BA	5.000% 01/15/2024 DD 03/01/06	282,899	280,623	289,214
	FHLMC MULTICLASS MTG 3152 DA	6.000% 09/15/2025 DD 05/01/06	362,114	366,669	370,500
	FHLMC MULTICLASS MTG 3177 KA	6.000% 12/15/2026 DD 06/01/06	520,601	526,153	528,660
	FHLMC MULTICLASS MTG 3317 PA	5.000% 03/15/2022 DD 05/01/07	1,274,394	1,287,536	1,311,504
	FHLMC MULTICLASS MTG 3351 PJ	5.500% 06/15/2022 DD 07/01/07	817,141	835,462	839,007
	FHLMC MULTICLASS MTG K001 A2	VAR RT 04/25/2016 DD 08/01/06	566,912	569,746	621,143
	FINANCEMENT QUEBEC	5.000% 10/25/2012 DD 10/25/02	15,000	14,537	15,827
	FIRST UNION CORP SUB NT STEP	VAR RT 08/01/2026 DD 08/01/96	605,000	604,244	656,280
	FNMA GTD REMIC P/T	3.480% 10/25/2011 DD 05/01/03	14,138	14,209	14,138
	FNMA GTD REMIC P/T 01-T11 B	5.503% 09/25/2011 DD 10/01/01	2,470,000	2,577,685	2,620,917
	FNMA GTD REMIC P/T 05-44 PB	5.000% 02/25/2025 DD 04/01/05	178,852	177,224	180,771
	FNMA GTD REMIC P/T 06-51 PA	5.500% 02/25/2030 DD 05/01/06	1,069,672	1,065,122	1,113,806
	FNMA GTD REMIC P/T 2005-86 WH	5.000% 11/25/2025 DD 09/01/05	568,507	574,303	577,961
	FRANCE TELECOM SA	4.375% 07/08/2014 DD 07/07/09	230,000	228,949	240,341
	GENERAL ELEC CAP CORP	6.000% 08/07/2019 DD 08/07/09	1,085,000	1,134,118	1,126,252
	GENERAL ELEC CAP CORP MEDIUM	5.625% 09/15/2017 DD 09/24/07	390,000	344,027	401,790
	GENERAL ELEC CAP CORP MTN	5.400% 09/20/2013 DD 09/20/07	770,000	756,071	818,579
	GENERAL ELEC CAP CORP MTN	2.250% 03/12/2012 DD 03/12/09	3,280,000	3,267,962	3,327,527
	GLAXOSMITHKLINE CAP INC GTD NT	4.850% 05/15/2013 DD 05/13/08	775,000	773,365	831,924
	GMAC LLC	1.750% 10/30/2012 DD 10/30/09	1,175,000	1,174,894	1,167,351
	GMAC LLC	2.200% 12/19/2012 DD 06/08/09	1,605,000	1,602,448	1,614,839
	GOLDMAN SACHS GROUP INC	5.350% 01/15/2016 DD 01/17/06	820,000	840,090	851,709
	GOLDMAN SACHS GROUP INC SR NT	5.125% 01/15/2015 DD 01/12/05	425,000	444,372	446,569
	GOLDMAN SACHS GROUP INC SR NT	5.150% 01/15/2014 DD 01/13/04	370,000	366,973	391,408
	GOLDMAN SACHS GROUP INC SR NT	6.250% 09/01/2017 DD 08/30/07	260,000	257,639	278,827
	GREAT RIV ENERGY 1ST MTG 144A	5.829% 07/01/2017 DD 07/02/07	840,267	840,267	914,320
	HERSHEY CO NT	5.000% 04/01/2013 DD 03/27/08	335,000	333,285	354,866
	HEWLETT PACKARD CO GLOBAL NT	6.125% 03/01/2014 DD 12/05/08	545,000	542,607	608,978
	HOME DEPOT INC SR NT	5.400% 03/01/2016 DD 03/24/06	600,000	600,222	628,116
	HRPT PROPERTIES TRUST CORP BD	5.750% 11/01/2015 DD 10/31/05	820,000	817,612	770,956
	INTERNATIONAL BUS MACHS CORP	7.500% 06/15/2013 DD 06/15/93	780,000	884,426	903,911
	JERSEY CENT PWR & LT CO SR NT	7.350% 02/01/2019 DD 01/27/09	265,000	264,663	300,783
	JP MORGAN CHASE NK NA NEW YORK	6.000% 10/01/2017 DD 09/24/07	700,000	640,283	749,469
	JPMORGAN CHASE & CO NOTES	6.300% 04/23/2019 DD 04/23/09	290,000	289,597	319,023
	KANSAS GAS & ELECTRIC CO	6.700% 06/15/2019 DD 06/11/09	400,000	404,678	444,524
	KRAFT FOOD INC BD	6.000% 02/11/2013 DD 08/13/07	1,375,000	1,432,269	1,474,564
	KROGER CO SR NT	5.000% 04/15/2013 DD 03/27/08	720,000	735,084	761,407
	LANDWIRTSCHAFTLICHE RENTE NT	5.250% 07/02/2012 DD 06/13/07	270,000	269,800	291,713
	LINCOLN NATIONAL CORP	6.250% 02/15/2020 DD 12/11/09	585,000	584,128	576,506
	MARTIN MARIETTA MATLS INC SR	6.600% 04/15/2018 DD 04/21/08	435,000	434,691	447,780
	MASSMUTUAL GLOBAL FUNDIN	3.625% 07/16/2012 DD 07/02/09	940,000	939,267	964,628
	MERRILL LYNCH & CO INC MEDIUM	5.450% 02/05/2013 DD 02/05/08	845,000	849,512	889,168
	MERRILL LYNCH & CO INC MEDIUM	6.875% 04/25/2018 DD 04/25/08	405,000	404,652	436,363
	MERRILL LYNCH & CO INC SUB NT	5.700% 05/02/2017 DD 05/02/07	350,000	285,250	343,060
	MIDAMERICAN ENERGY HLDGS CO	5.750% 04/01/2018 DD 03/28/08	370,000	369,604	389,969
	MORGAN STANLEY FDIC TLGP GTD	2.250% 03/13/2012 DD 03/13/09	2,250,000	2,246,828	2,285,483
	MORGAN STANLEY GLOBAL MED TERM	5.550% 04/27/2017 DD 04/27/07	510,000	440,329	512,259
	MORGAN STANLEY GLOBAL MEDIUM	6.625% 04/01/2018 DD 04/01/08	570,000	604,115	616,267
	MORGAN STANLEY NT	5.375% 10/15/2015 DD 10/21/05	635,000	555,276	656,120
	NATIONAL CITY BK MTN #SB 00007	5.800% 06/07/2017 DD 06/07/07	295,000	303,661	294,968
	NATIONAL CITY BK MTN #SB00001	4.250% 07/01/2018 DD 06/19/03	250,000	196,238	228,235
	NATIONAL CITY CORP SUB DEB	6.875% 05/15/2019 DD 05/04/99	300,000	317,178	317,550
	NATIONAL RURAL UTILS COOP FIN	10.375% 11/01/2018 DD 10/30/08	585,000	779,700	775,172
	NATIONAL RURAL UTILS CORP FIN	4.375% 10/01/2010 DD 09/30/03	750,000	760,043	770,010
	NEVADA PWR CO REF & MTG NT SER	6.500% 08/01/2018 DD 07/30/08	305,000	304,003	326,832

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	NIAGARA MOHAWK POWER	4.881% 08/15/2019 DD 08/10/09	545,000	545,000	540,357
	NISOURCE FIN CORP GTD NT	10.750% 03/15/2016 DD 03/09/09	415,000	493,601	511,355
	NORANDA INC NT	7.250% 07/15/2012 DD 06/24/02	420,000	446,200	453,151
	NORDEA BANK AB 144A	3.700% 11/13/2014 DD 11/13/09	810,000	808,826	808,437
	NOVA SCOTIA PROV CDA BD	5.125% 01/26/2017 DD 01/26/07	495,000	496,114	527,081
	ONCOR ELEC DELIVERY CO SR SECD	6.375% 05/01/2012 DD 11/01/02	1,010,000	1,036,336	1,090,851
	ONTARIO PROVINCE OF	4.100% 06/16/2014 DD 06/16/09	700,000	699,531	730,527
	ORACLE CORP NT	5.750% 04/15/2018 DD 04/09/08	265,000	263,847	286,515
	PACIFICORP 1ST MTG BD	5.500% 01/15/2019 DD 01/08/09	540,000	536,463	571,757
	PACTIV CORP NT	5.875% 07/15/2012 DD 06/25/07	225,000	224,485	238,133
	PEPSIAMERICAS INC NT	4.875% 01/15/2015 DD 01/10/05	305,000	303,072	323,855
	PERTO-CDA SR NT	6.050% 05/15/2018 DD 05/15/08	300,000	298,396	322,491
	PETROBRAS INTL FIN CO	5.750% 01/20/2020 DD 10/30/09	520,000	515,112	528,991
	PETROLEOS MEXICANOS	8.000% 05/03/2019 DD 05/03/09	690,000	678,360	798,675
	PHILIP MORRIS INTL INC NT	6.875% 03/17/2014 DD 11/17/08	210,000	231,563	237,955
	PLAINS ALL AMER PIPELINE	8.750% 05/01/2019 DD 04/20/09	190,000	189,989	224,027
	PNC FDG CORP FDIC GTD TLGP SR	2.300% 06/22/2012 DD 12/22/08	915,000	913,929	930,464
	POTASH CORP-SASKATCHEWAN	5.250% 05/15/2014 DD 05/01/09	460,000	464,045	494,316
	PROV OF QUEBEC	4.600% 05/26/2015 DD 05/26/05	505,000	497,082	534,517
	PRUDENTIAL FINL INC MTN	6.100% 06/15/2017 DD 06/19/07	260,000	268,328	269,129
	QUEST DIAGNOSTICS INC SR NT	6.400% 07/01/2017 DD 06/22/07	575,000	573,770	630,971
	REPUBLIC OF SOUTH AFRICA	6.875% 05/27/2019 DD 05/27/09	150,000	161,267	168,375
	REYNOLDS AMERN INC SR SECD NT	7.625% 06/01/2016 DD 12/01/06	585,000	624,131	637,755
	RIO TINTO FINANCE PLC	8.950% 05/01/2014 DD 04/17/09	585,000	578,009	701,006
	ROCHE HLDGS INC	6.000% 03/01/2019 DD 02/25/09	375,000	412,545	412,069
	ROGERS COMMUNICATIONS INC SR	6.800% 08/15/2018 DD 08/06/08	375,000	374,453	419,970
	ROWAN COMPANIES INC	7.875% 08/01/2019 DD 07/21/09	425,000	424,525	472,851
	SAFEWAY INC	4.950% 08/16/2010 DD 08/12/04	280,000	279,922	287,375
	SLM CORP MTN # TR 00057	5.375% 05/15/2014 DD 05/05/04	270,000	260,990	249,040
	SUNCOR ENERGY INC NT	6.100% 06/01/2018 DD 06/06/08	205,000	204,760	219,971
	SYSTEMS 2001-A T CL B 144A	7.156% 12/15/2011 DD 06/19/01	737,805	772,466	768,468
	TELEFONICA SA	5.877% 07/15/2019 DD 07/06/09	630,000	630,000	675,253
	TELEFONOS DE MEXICO SAB 144A	5.500% 11/15/2019 DD 11/12/09	560,000	558,505	545,306
	TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	690,000	657,177	724,962
	TIME WARNER CABLE INC	5.000% 02/01/2020 DD 12/11/09	555,000	543,456	538,200
	TIME WARNER CABLE INC NT	6.200% 07/01/2013 DD 06/19/08	595,000	585,706	653,584
	U S TREASURY BOND	08.875% 08/15/2017 DD 08/15/87	1,040,000	1,389,700	1,417,655
	U S TREASURY NOTE	4.000% 02/15/2015 DD 02/15/05	2,490,000	2,688,104	2,646,397
	U S TREASURY NOTE	4.250% 08/15/2015 DD 08/15/05	4,035,000	4,406,346	4,318,701
	U S TREASURY NOTE	4.875% 08/15/2016 DD 08/15/06	8,555,000	9,568,624	9,407,848
	U S TREASURY NOTE	4.625% 08/31/2011 DD 08/31/06	9,400,000	9,860,252	9,967,666
	U S TREASURY NOTE	4.500% 09/30/2011 DD 09/30/06	2,555,000	2,749,020	2,708,888
	U S TREASURY NOTE	4.500% 05/15/2017 DD 05/15/07	8,470,000	9,288,066	9,054,261
	U S TREASURY NOTE	4.750% 08/15/2017 DD 08/15/07	300,000	317,622	325,524
	U S TREASURY NOTE	4.250% 11/15/2017 DD 11/15/07	955,000	1,019,463	1,000,964
	U S TREASURY NOTE	3.500% 02/15/2018 DD 02/15/08	4,815,000	4,897,456	4,775,517
	U S TREASURY NOTE	2.875% 06/30/2010 DD 06/30/08	1,935,000	1,987,608	1,960,329
	U S TREASURY NOTE	3.375% 06/30/2013 DD 06/30/08	1,290,000	1,355,256	1,353,997
	U S TREASURY NOTE	2.000% 09/30/2010 DD 09/30/08	5,380,000	5,482,435	5,443,914
	U S TREASURY NOTE	2.750% 10/31/2013 DD 10/31/08	10,820,000	11,112,054	11,081,195
	U S TREASURY NOTE	1.500% 12/31/2013 DD 12/31/08	8,745,000	8,553,659	8,514,744
	U S TREASURY NOTE	1.375% 02/15/2012 DD 02/15/09	3,315,000	3,341,553	3,324,580
	U S TREASURY NOTE	2.750% 02/15/2019 DD 02/15/09	1,040,000	983,549	957,455
	U S TREASURY NOTE	0.875% 02/28/2011 DD 02/28/09	3,385,000	3,383,764	3,393,192
	U S TREASURY NOTE	0.875% 04/30/2011 DD 04/30/09	5,975,000	5,970,806	5,982,947
	U S TREASURY NOTE	1.875% 04/30/2014 DD 04/30/09	5,245,000	5,137,437	5,137,215
	U S TREASURY NOTE	1.125% 06/30/2011 DD 06/30/09	1,180,000	1,184,056	1,184,791
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09	2,415,000	2,452,274	2,374,259
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	10,610,000	10,688,352	10,532,123
	U S TREASURY NOTE	3.000% 08/31/2016 DD 08/31/09	2,370,000	2,395,274	2,330,942
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	170,000	169,841	166,852
	U S TREASURY NOTE	1.000% 08/31/2011 DD 08/31/09	8,800,000	8,817,001	8,804,488
	U S TREASURY NOTE	1.000% 09/30/2011 DD 09/30/09	575,000	575,283	574,845
	U S TREASURY NOTE	1.125% 12/15/2012 DD 12/15/09	380,000	377,996	373,912
	U S TREASURY NOTES	2.375% 10/31/2014 DD 10/31/09	2,965,000	2,991,353	2,932,800
	U S TREASURY NOTES	3.375% 11/15/2019 DD 11/15/09	740,000	728,567	711,791
	U S TREASURY NOTES	2.125% 11/30/2014 DD 11/30/09	475,000	474,429	463,757
	UBS AG STAMFORD # SR 00047	5.875% 07/15/2016 DD 07/26/06	790,000	795,340	799,851
	UFJ FIN ARUBA A E C GTD NT	6.750% 07/15/2013 DD 07/25/03	410,000	452,305	456,478
	UNION ELEC CO SR SECD NT	6.000% 04/01/2018 DD 04/08/08	375,000	373,868	391,208

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	UNITED MEXICAN STS TR# 00010	6.375% 01/16/2013 DD 01/16/03	545,000	579,561	602,225
	US AIRWAYS GROUP INC PFD SER A	NEW	531	-	-
	US AIRWAYS GRP INC WT TO PUR	CL A COM STK	531	-	-
	US CENTRAL FEDERAL CRED	1.250% 10/19/2011 DD 10/19/09	2,680,000	2,693,706	2,679,276
	US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09	2,045,000	2,043,691	2,043,405
	VERIZON COMMUNICATIONS INC NT	6.100% 04/15/2018 DD 04/04/08	460,000	501,047	499,979
	VERIZON NEW ENG INC DEB	6.500% 09/15/2011 DD 08/21/01	380,000	419,480	405,027
	WELLPOINT INC	6.800% 08/01/2012 DD 07/31/02	560,000	568,484	617,859
	WISCONSIN ST GEN REV TXB-SER A	5.200% 05/01/2018 DD 12/18/03	570,000	585,846	579,713
	WYETH NT	5.500% 02/15/2016 DD 11/14/05	530,000	559,648	569,681
	WYETH NT	5.450% 04/01/2017 DD 03/27/07	700,000	722,491	746,088
	XEROX CORPORATION	8.250% 05/15/2014 DD 05/11/09	230,000	229,959	263,838
	XTO ENERGY INC SR NT	6.250% 04/15/2013 DD 04/23/03	575,000	625,790	633,282
	ZFS FIN USA TR V SER V 144A	VAR RT 05/09/2037 DD 05/09/07	152,000	152,329	128,440
	ACESS GROUP DEL 08-1 CL A	VAR RT 10/27/2025 DD 08/05/08	1,233,356	1,221,023	1,261,724
	AMERICAN EXPRESS BK FSB	6.000% 09/13/2017 DD 09/13/07	2,800,000	2,793,140	2,905,084
	AMERICAN INTERNATIONAL GROUP I	8.175% 05/15/2068 DD 05/15/09	500,000	171,875	330,000
	AMERICAN INTERNATIONAL GROUP I	8.250% 08/15/2018 DD 02/15/09	4,000,000	3,456,000	3,755,400
	AMERICAN INTL GROUP INC NT	5.050% 10/01/2015 DD 04/01/06	400,000	248,000	333,704
	ASSET BACKED FDG 04-OPT5 CL A1	VAR RT 06/25/2034 DD 10/14/04	877,507	878,878	622,302
	ASSET BKD 04-HE6 P/T A1	VAR RT 09/25/2034 DD 09/02/04	96,664	96,732	80,375
	AT & T INC GLOBAL NT	6.500% 09/01/2037 DD 08/31/07	300,000	298,704	310,950
	BANK AMER CORP SR GLOBAL NT	6.000% 09/01/2017 DD 08/23/07	3,300,000	3,294,274	3,425,136
	BARCLAYS BANK PLC	5.450% 09/12/2012 DD 09/12/07	600,000	598,884	648,858
	BARCLAYS BANK PLC	10.179% 06/12/2021 DD 06/12/09	2,880,000	3,371,208	3,717,130
	BEAR STEARNS ALT 05-4 II 3A2	5.446% 05/25/2035 DD 04/01/05	474,884	479,911	336,427
	BNP PARIBAS SUB NT TIER 1 144A	VAR RT 06/29/2049 DD 06/25/07	1,300,000	802,750	1,196,000
	CALIFORNIA ST	5.000% 11/01/2032 DD 11/01/07	800,000	800,000	735,616
	CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09	200,000	201,470	194,122
	CALIFORNIA ST	7.550% 04/01/2039 DD 04/28/09	300,000	304,128	290,721
	CAPITAL AUTO REC 08-2 CL A3B	VAR RT 10/15/2012 DD 05/14/08	2,600,000	2,600,000	2,619,344
	CHICAGO ILL O HARE INTL ARPT R	5.000% 01/01/2033 DD 12/22/05	500,000	493,125	503,605
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,591,170
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,591,170
	CITIGROUP INC GLOBAL SR NT	6.000% 08/15/2017 DD 08/15/07	200,000	201,548	199,924
	CITIGROUP INC GLOBAL SR NT	6.125% 11/21/2017 DD 11/21/07	3,800,000	3,613,267	3,830,324
	CITIGROUP INC GLOBAL SR NT	6.500% 08/19/2013 DD 08/19/08	600,000	597,204	639,114
	CITIGROUP MTG LN TR 2005-6 A1	VAR RT 08/25/2035 DD 08/01/05	1,391,338	1,367,805	1,232,002
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2040 DD 01/01/10	(11,000,000)	(11,431,514)	(11,286,990)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2040 DD 01/01/10	(11,000,000)	(11,592,188)	(11,513,920)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2040 DD 01/01/10	(19,000,000)	(20,116,250)	(20,122,140)
	COMMIT TO PUR FNMA SF MTG	6.000% 02/01/2040 DD 02/01/10	(20,000,000)	(21,153,125)	(21,118,800)
	COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2040 DD 01/01/10	1,000,000	1,076,250	1,070,940
	COMMIT TO PUR GNMA SF MTG	5.000% 01/15/2040 DD 01/01/10	1,000,000	1,038,125	1,028,280
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	1,223,307	1,226,681	1,264,924
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	1,407,028	1,406,149	1,432,932
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	68,955	65,983	70,207
	FHLMC MULTICLASS MTG	9.050% 06/15/2019 DD 05/15/88	22,673	22,594	24,707
	FHLMC MULTICLASS MTG	VAR RT 12/15/2030 DD 02/15/04	454,843	455,838	453,533
	FHLMC MULTICLASS MTG T-35 A	VAR RT 09/25/2031 DD 07/27/01	419,911	420,050	405,151
	FHLMC MULTICLASS MTG T-61 1A1	VAR RT 07/25/2044 DD 06/01/04	1,698,107	1,702,789	1,617,328
	FIRST HORIZON MTG P/T 04AA1 A1	VAR RT 06/25/2034 DD 05/01/04	554,926	551,566	437,648
	FIRST HORIZON P/T 05-AR3 2A1	VAR RT 08/25/2035 DD 06/01/05	530,228	521,612	457,157
	FNMA POOL #0072163	VAR RT 02/01/2028 DD 02/01/89	21,421	21,247	22,042
	FNMA POOL #0112511	VAR RT 09/01/2020 DD 01/01/91	7,857	7,899	8,101
	FNMA POOL #0253431	7.500% 09/01/2015 DD 08/01/00	1,839	1,957	2,012
	FNMA POOL #0253472	7.500% 09/01/2010 DD 08/01/00	5,143	5,473	5,210
	FNMA POOL #0257407	6.000% 10/01/2038 DD 09/01/08	105,083	110,904	111,405
	FNMA POOL #0257594	6.000% 03/01/2039 DD 02/01/09	157,142	165,846	166,571
	FNMA POOL #0303298	VAR RT 01/01/2025 DD 04/01/95	19,524	20,049	20,033
	FNMA POOL #0323919	6.311% 08/01/2029 DD 08/01/99	30,608	29,383	31,534
	FNMA POOL #0361373	7.557% 07/01/2026 DD 09/01/96	42,806	43,889	44,077
	FNMA POOL #0535873	7.500% 03/01/2016 DD 03/01/01	17,919	19,069	19,606
	FNMA POOL #0561801	7.500% 11/01/2015 DD 11/01/00	29,627	31,530	32,417
	FNMA POOL #0628467	7.500% 03/01/2017 DD 02/01/02	18,146	19,312	19,814
	FNMA POOL #0635940	7.500% 03/01/2017 DD 03/01/02	16,554	17,617	18,075
	FNMA POOL #0735224	5.500% 02/01/2035 DD 01/01/05	2,241,430	2,185,219	2,355,833
	FNMA POOL #0745515	5.000% 05/01/2036 DD 04/01/06	982,637	1,025,474	1,010,328
	FNMA POOL #0823284	6.000% 07/01/2035 DD 06/01/05	567,895	591,853	604,274
	FNMA POOL #0831854	6.000% 11/01/2036 DD 11/01/06	459,906	474,350	488,508

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	1,095,059	1,161,619	1,152,156
	FNMA POOL #0889057	5.000% 09/01/2035 DD 01/01/08	3,737,027	3,552,511	3,851,081
	FNMA POOL #0889970	5.000% 12/01/2036 DD 10/01/08	6,876,687	7,176,468	7,070,472
	FNMA POOL #0894861	6.000% 10/01/2036 DD 09/01/06	550,770	574,006	585,023
	FNMA POOL #0896003	6.000% 08/01/2036 DD 07/01/06	656,065	676,670	696,866
	FNMA POOL #0898417	6.000% 10/01/2036 DD 10/01/06	715,511	737,983	760,009
	FNMA POOL #0902681	6.000% 10/01/2036 DD 11/01/06	202,347	208,702	214,931
	FNMA POOL #0916413	6.000% 04/01/2037 DD 05/01/07	141,759	149,611	150,375
	FNMA POOL #0919319	6.000% 05/01/2037 DD 05/01/07	129,571	136,748	137,447
	FNMA POOL #0926004	6.000% 11/01/2038 DD 11/01/08	796,657	840,785	844,584
	FNMA POOL #0929983	6.000% 09/01/2038 DD 09/01/08	182,354	192,455	193,325
	FNMA POOL #0930177	6.000% 11/01/2038 DD 11/01/08	3,734,307	3,960,605	3,958,963
	FNMA POOL #0932052	6.000% 09/01/2039 DD 09/01/09	91,489	96,557	97,050
	FNMA POOL #0940211	6.000% 06/01/2037 DD 06/01/07	157,555	166,282	167,131
	FNMA POOL #0943407	6.000% 07/01/2037 DD 07/01/07	176,497	186,273	187,224
	FNMA POOL #0946045	6.000% 09/01/2037 DD 09/01/07	733,639	774,276	778,230
	FNMA POOL #0948907	6.000% 11/01/2037 DD 11/01/07	164,162	173,255	174,140
	FNMA POOL #0949301	6.000% 10/01/2037 DD 10/01/07	184,655	194,884	195,879
	FNMA POOL #0949477	6.000% 09/01/2037 DD 09/01/07	174,729	184,407	185,349
	FNMA POOL #0952319	6.000% 10/01/2037 DD 10/01/07	163,070	172,103	172,982
	FNMA POOL #0954473	6.000% 01/01/2038 DD 01/01/08	96,800	102,162	102,683
	FNMA POOL #0956939	6.000% 12/01/2037 DD 12/01/07	183,614	193,784	194,774
	FNMA POOL #0959886	6.000% 11/01/2037 DD 11/01/07	704,384	743,400	747,196
	FNMA POOL #0963502	6.000% 06/01/2038 DD 05/01/08	607,216	640,850	643,746
	FNMA POOL #0963969	6.000% 06/01/2038 DD 06/01/08	217,899	229,969	231,008
	FNMA POOL #0964417	6.000% 07/01/2038 DD 07/01/08	620,518	654,889	657,848
	FNMA POOL #0964796	6.000% 08/01/2038 DD 07/01/08	114,941	121,307	121,855
	FNMA POOL #0964849	6.000% 08/01/2038 DD 07/01/08	160,017	168,880	169,644
	FNMA POOL #0964983	6.000% 09/01/2038 DD 08/01/08	1,532,811	1,617,715	1,625,025
	FNMA POOL #0965249	6.000% 09/01/2038 DD 09/01/08	36,890	38,933	39,109
	FNMA POOL #0966325	6.000% 12/01/2037 DD 12/01/07	84,068	88,725	89,178
	FNMA POOL #0966331	6.000% 12/01/2037 DD 12/01/07	166,328	175,541	176,438
	FNMA POOL #0966359	6.000% 12/01/2037 DD 12/01/07	620,247	654,602	657,945
	FNMA POOL #0972023	4.500% 02/01/2038 DD 02/01/08	835,976	765,179	835,366
	FNMA POOL #0972240	6.000% 03/01/2038 DD 03/01/08	65,710	69,349	69,663
	FNMA POOL #0972442	6.000% 03/01/2038 DD 02/01/08	305,792	322,730	324,378
	FNMA POOL #0981445	6.000% 09/01/2038 DD 09/01/08	676,077	713,525	716,749
	FNMA POOL #0981508	6.000% 05/01/2038 DD 05/01/08	219,853	232,031	233,080
	FNMA POOL #0981729	6.000% 07/01/2038 DD 07/01/08	99,792	105,319	105,795
	FNMA POOL #0981734	6.000% 07/01/2038 DD 07/01/08	786,926	830,514	834,267
	FNMA POOL #0982828	6.000% 05/01/2038 DD 05/01/08	22,622	23,875	23,983
	FNMA POOL #0984749	6.000% 06/01/2038 DD 06/01/08	992,894	1,047,891	1,052,627
	FNMA POOL #0984937	6.000% 06/01/2038 DD 06/01/08	697,805	736,457	739,785
	FNMA POOL #0985157	6.000% 09/01/2038 DD 09/01/08	1,003,685	1,059,279	1,064,066
	FNMA POOL #0986807	6.000% 07/01/2038 DD 07/01/08	168,661	178,003	178,808
	FNMA POOL #0987410	6.000% 10/01/2038 DD 10/01/08	406,402	428,913	430,852
	FNMA POOL #0988031	6.000% 08/01/2038 DD 08/01/08	872,371	920,693	924,853
	FNMA POOL #0988334	6.000% 08/01/2038 DD 08/01/08	978,020	1,032,194	1,036,858
	FNMA POOL #0988419	6.000% 09/01/2038 DD 09/01/08	567,823	599,275	601,984
	FNMA POOL #0988621	6.000% 08/01/2038 DD 08/01/08	316,594	334,130	335,640
	FNMA POOL #0988647	6.000% 08/01/2038 DD 08/01/08	1,460,858	1,541,776	1,548,743
	FNMA POOL #0990304	6.000% 10/01/2038 DD 10/01/08	191,354	201,954	202,866
	FNMA POOL #0990522	6.000% 09/01/2038 DD 09/01/08	417,203	440,312	442,302
	FNMA POOL #0990741	6.000% 09/01/2038 DD 09/01/08	177,265	187,084	187,930
	FNMA POOL #0990742	6.000% 09/01/2038 DD 09/01/08	17,256	18,212	18,295
	FNMA POOL #0990791	6.000% 11/01/2038 DD 11/01/08	778,594	821,721	825,434
	FNMA POOL #0990929	6.000% 09/01/2038 DD 09/01/08	516,999	545,635	548,101
	FNMA POOL #0991026	6.000% 09/01/2038 DD 09/01/08	2,748,677	2,900,927	2,914,037
	FNMA POOL #0991472	6.000% 10/01/2038 DD 10/01/08	286,105	301,952	303,317
	FNMA POOL #0991483	6.000% 10/01/2038 DD 10/01/08	942,012	994,191	998,684
	FNMA POOL #0991554	6.000% 11/01/2038 DD 11/01/08	748,523	789,985	793,555
	FNMA POOL #0991864	6.000% 10/01/2038 DD 09/01/08	4,552,244	4,804,395	4,826,106
	FNMA POOL #0992035	6.000% 10/01/2038 DD 10/01/08	584,685	617,071	619,859
	FNMA POOL #0992940	6.000% 11/01/2038 DD 11/01/08	293,651	309,917	311,317
	FNMA POOL #0993091	6.000% 01/01/2039 DD 12/01/08	316,047	333,553	335,061
	FNMA POOL #0993510	6.000% 10/01/2038 DD 10/01/08	18,086	19,088	19,174
	FNMA POOL #0993869	6.000% 11/01/2038 DD 11/01/08	159,033	167,841	168,600
	FNMA POOL #0995024	5.500% 08/01/2037 DD 10/01/08	8,416,884	8,453,872	8,846,481
	FNMA POOL #0AA0173	6.000% 12/01/2038 DD 12/01/08	745,316	786,600	790,154
	FNMA POOL #0AA0182	6.000% 01/01/2039 DD 12/01/08	563,557	594,773	597,461

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0AA0700	6.000% 12/01/2038 DD 12/01/08	363,578	383,717	385,451
	FNMA POOL #0AA0751	6.000% 03/01/2039 DD 03/01/09	95,362	100,644	101,084
	FNMA POOL #0AA1088	6.000% 12/01/2038 DD 12/01/08	81,621	86,142	86,531
	FNMA GTD REMIC P/T 03-88 FE	VAR RT 05/25/2030 DD 08/25/03	1,032,967	1,035,711	1,024,755
	FORD CR AUTO 08-C CL A-2B	VAR RT 01/15/2011 DD 05/22/08	194,559	194,559	194,666
	GENERAL ELEC CAP CORP MEDIUM	5.625% 09/15/2017 DD 09/24/07	3,700,000	3,687,531	3,811,851
	GENERAL ELEC CO NT	5.250% 12/06/2017 DD 12/06/07	400,000	396,780	408,744
	GNMA POOL #0347178	6.500% 05/15/2026 DD 05/01/96	8,404	8,807	9,033
	GNMA POOL #0370393	6.500% 01/15/2024 DD 01/01/94	52,802	55,335	56,582
	GNMA POOL #0422480	6.500% 03/15/2026 DD 03/01/96	28,182	29,534	30,290
	GNMA POOL #0434797	8.500% 07/15/2030 DD 07/01/00	6,588	6,837	7,633
	GNMA POOL #0434944	8.500% 11/15/2030 DD 11/01/00	14,936	15,501	17,306
	GNMA POOL #0434985	8.500% 12/15/2030 DD 12/01/00	29,085	30,140	33,700
	GNMA POOL #0446728	6.500% 09/15/2028 DD 09/01/98	647	678	699
	GNMA POOL #0456861	6.500% 05/15/2028 DD 05/01/98	32,834	33,536	35,470
	GNMA POOL #0464506	6.500% 01/15/2029 DD 01/01/99	3,339	3,500	3,607
	GNMA POOL #0467628	6.500% 03/15/2029 DD 03/01/99	49,547	51,924	53,525
	GNMA POOL #0486116	8.500% 07/15/2030 DD 07/01/00	11,988	12,426	13,890
	GNMA POOL #0487128	6.500% 04/15/2029 DD 04/01/99	29,884	31,317	32,283
	GNMA POOL #0488259	6.500% 08/15/2029 DD 08/01/99	46,283	48,503	49,998
	GNMA POOL #0489059	6.500% 03/15/2029 DD 03/01/99	11,916	12,487	12,872
	GNMA POOL #0490179	6.500% 05/15/2029 DD 05/01/99	35,379	37,076	38,219
	GNMA POOL #0490213	6.500% 07/15/2029 DD 07/01/99	8,062	8,449	8,710
	GNMA POOL #0494885	8.500% 03/15/2030 DD 03/01/00	2,583	2,679	2,993
	GNMA POOL #0498147	8.500% 12/15/2029 DD 12/01/99	458	475	530
	GNMA POOL #0500944	6.500% 07/15/2029 DD 07/01/99	20,848	21,848	22,522
	GNMA POOL #0501504	6.500% 03/15/2029 DD 03/01/99	1,175	1,231	1,269
	GNMA POOL #0501947	6.500% 06/15/2029 DD 06/01/99	27,387	28,700	29,585
	GNMA POOL #0502135	6.500% 03/15/2029 DD 03/01/99	12,292	12,882	13,279
	GNMA POOL #0511172	8.500% 01/15/2030 DD 01/01/00	714	740	827
	GNMA POOL #0517931	8.500% 10/15/2029 DD 10/01/99	685	710	793
	GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00	13,604	14,119	15,763
	GNMA POOL #0521829	8.500% 05/15/2030 DD 05/01/00	9,974	10,342	11,557
	GNMA POOL #0531197	8.500% 06/15/2030 DD 06/01/00	37,873	39,258	43,882
	GNMA POOL #0531246	8.500% 07/15/2030 DD 07/01/00	1,924	1,995	2,230
	GNMA POOL #0541503	6.500% 07/15/2031 DD 07/01/01	4,153	4,241	4,485
	GNMA POOL #0570567	6.500% 12/15/2032 DD 12/01/02	33,632	34,350	36,227
	GNMA POOL #0576436	6.500% 02/15/2032 DD 02/01/02	23,376	23,876	25,180
	GNMA POOL #0576482	6.500% 11/15/2031 DD 11/01/01	99,314	101,436	107,256
	GNMA POOL #0579415	6.500% 05/15/2032 DD 05/01/02	45,718	46,694	49,245
	GNMA POOL #0581712	6.500% 03/15/2032 DD 03/01/02	42,334	43,239	45,601
	GNMA POOL #0605595	6.000% 12/15/2034 DD 12/01/04	1,280,656	1,320,276	1,363,296
	GNMA POOL #0606256	6.000% 04/15/2036 DD 04/01/06	22,002	21,820	23,309
	GNMA POOL #0635306	6.000% 06/15/2036 DD 06/01/06	333,687	338,067	353,498
	GNMA POOL #0643939	6.000% 06/15/2036 DD 06/01/06	36,205	35,905	38,355
	GNMA II POOL #0003001	8.500% 11/20/2030 DD 11/01/00	23,250	24,015	26,845
	GNMA II POOL #0008089	VAR RT 12/20/2022 DD 12/01/92	147,325	149,812	150,281
	GNMA II POOL #0008913	VAR RT 07/20/2026 DD 07/01/96	37,054	36,626	37,928
	GNMA II POOL #0080022	VAR RT 12/20/2026 DD 12/01/96	39,721	39,895	40,602
	GNMA II POOL #0080354	VAR RT 12/20/2029 DD 12/01/99	88,247	90,301	90,244
	GOLDMAN SACHS GROUP INC SR	5.950% 01/18/2018 DD 01/18/08	2,000,000	1,961,145	2,111,940
	GOLDMAN SACHS GROUP INC SR NT	6.250% 09/01/2017 DD 08/30/07	900,000	763,731	965,169
	GREENPOINT MTG 2005-AR5 CL 1A1	VAR RT 11/25/2045 DD 10/31/05	260,505	260,505	146,529
	GS MTG SECS 2001-1285 A1 144A	6.044% 08/15/2018 DD 08/11/01	234,480	252,863	241,808
	GS MTG SECS CORP 2005-AR6 2A1	VAR RT 09/25/2035 DD 09/01/05	661,506	657,578	573,598
	HSBC BK USA N A GLOBAL MEDIUM	6.000% 08/09/2017 DD 08/09/07	3,700,000	3,674,248	3,950,083
	INTERNATIONAL BUSINESS MACHS	VAR RT 07/28/2011 DD 07/28/08	800,000	800,000	807,112
	INTERNATIONAL LEASE MTN #00577	5.750% 06/15/2011 DD 06/13/06	900,000	640,125	826,920
	KING CNTY WASH	4.750% 01/01/2034 DD 02/12/08	400,000	400,916	408,544
	LAS VEGAS VY NEV WTR DIST	5.000% 02/01/2034 DD 02/19/08	400,000	412,324	403,692
	LEHMAN BROS HLDGS INC MEDIUM	6.750% 12/28/2017 DD 12/21/07	2,000,000	1,998,520	600
	LEHMAN BROS HLDGS INC MEDIUM	6.875% 05/02/2018 DD 04/24/08	1,800,000	1,782,108	373,500
	LEHMAN BROS HLDGS INC MTN	5.625% 01/24/2013 DD 01/22/08	900,000	895,896	184,500
	MELLON RES FDG CORP 01-TBC1 A1	VAR RT 11/15/2031 DD 11/20/01	465,305	466,123	438,788
	MERRILL LYNCH MTG 05-3 CL 4-A	VAR RT 11/25/2035 DD 10/31/05	176,416	173,108	124,564
	MORGAN STANLEY GLOBAL MEDIUM	6.625% 04/01/2018 DD 04/01/08	2,600,000	2,675,998	2,811,042
	MORGAN STANLEY NT	VAR RT 01/09/2014 DD 01/09/07	400,000	270,000	381,900
	MOTOROLA INC SR NT	6.000% 11/15/2017 DD 11/01/07	1,000,000	947,654	967,550
	NATIONAL CITY BK CLEVELAND	VAR RT 06/18/2010 DD 04/19/05	600,000	535,500	599,088
	OVERSEAS PRIVATE INVT CORP U S	0.000% 09/15/2011 DD 06/09/08	5,200,000	5,203,640	5,578,196

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	REILLY MTG ASSOC 91ST FHA PROJ	VAR RT 02/01/2023 DD 11/04/99	166,133	170,305	165,901
	REYNOLDS AMERICAN INC SR NT	7.750% 06/01/2018 DD 12/01/06	1,800,000	1,965,388	1,957,104
	REYNOLDS AMERN INC SR SECD NT	6.750% 06/15/2017 DD 06/21/07	200,000	199,816	207,122
	ROYAL BK SCOTLAND GROUP 144A	VAR RT 10/29/2049 DD 10/04/07	400,000	202,000	222,000
	ROYAL BK SCOTLAND GROUP PLC	VAR RT 03/31/2049 DD 10/04/07	2,500,000	2,546,394	1,350,000
	SLM STUDENT LN 08-7 CL A-1	VAR RT 10/27/2014 DD 07/02/08	807,382	807,382	807,778
	SLM STUDENT LN TR 08 CL A	VAR RT 04/25/2023 DD 08/28/08	4,823,458	4,803,887	5,013,936
	STATE OF QATAR	4.000% 01/20/2015 DD 11/24/09	1,200,000	1,198,440	1,203,000
	STRUCTURED ASSET 0121A CL 1A1	VAR RT 01/25/2032 DD 12/01/01	52,190	52,973	47,769
	TOBACCO SETTLEMENT FIN AUTH	7.467% 06/01/2047 DD 06/26/07	1,245,000	1,192,959	994,456
	U S TREASURY BILL	0.000% 04/08/2010 DD 04/09/09	13,800,000	13,789,407	13,789,407
	U S TREASURY BOND	7.875% 02/15/2021 DD 02/15/91	1,800,000	2,502,563	2,419,308
	U S TREASURY BOND	08.000% 11/15/2021 DD 11/15/91	400,000	556,250	544,688
	U S TREASURY BOND	07.250% 08/15/2022 DD 08/15/92	2,000,000	2,648,516	2,590,940
	U S TREASURY BOND	07.625% 11/15/2022 DD 11/15/92	2,400,000	3,283,250	3,201,384
	U S TREASURY BOND	07.500% 11/15/2024 DD 05/15/94	1,100,000	1,534,328	1,470,568
	U S TREASURY BOND	4.375% 02/15/2038 DD 02/15/08	400,000	423,188	384,000
	U S TREASURY BOND	3.500% 02/15/2039 DD 02/15/09	1,600,000	1,426,339	1,310,496
	U S TREASURY BOND	4.250% 05/15/2039 DD 05/15/09	2,400,000	2,473,060	2,251,512
	U S TREASURY NOTE	3.500% 02/15/2018 DD 02/15/08	1,000,000	1,016,045	991,800
	U S TREASURY NOTE	1.125% 01/15/2012 DD 01/15/09	15,500,000	15,496,344	15,485,430
	U S TREASURY NOTE	2.250% 05/31/2014 DD 05/31/09	1,700,000	1,698,428	1,688,440
	U S TREASURY NOTE	1.125% 06/30/2011 DD 06/30/09	36,000	36,253	36,146
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	2,600,000	2,607,146	2,580,916
	U S TREASURY NOTE	3.000% 08/31/2016 DD 08/31/09	6,700,000	6,702,333	6,589,584
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	700,000	706,535	687,036
	U S TREASURY NOTE	2.375% 09/30/2014 DD 09/30/09	400,000	401,031	396,624
	U S TREASURY NOTES	2.750% 11/30/2016 DD 11/30/09	7,100,000	7,047,859	6,835,383
	VERIZON COMMUNICATIONS INC NT	5.350% 02/15/2011 DD 02/15/06	1,800,000	1,796,022	1,876,932
	WACHOVIA BK NATL ASSN MEDIUM	VAR RT 05/14/2010 DD 05/19/08	600,000	563,250	601,836
	WAMU MTG P/T CTFS 05-AR13 A1A1	VAR RT 10/25/2045 DD 10/25/05	399,398	399,398	286,025
	WASHINGTON MUT MTG 03-R1 CL A3	VAR RT 12/25/2027 DD 10/30/03	544,610	544,908	410,625
	WESTLB AG NEW YORK BRH SUB NT	4.796% 07/15/2015 DD 07/12/05	1,799,000	1,695,371	1,876,591
	1345 AVE OF THE AMERS 00-XL E	VAR RT 09/03/2015 DD 09/01/00	1,625,000	1,698,125	1,701,895
	ALLSTATE LIFE GLOBAL FDG SECD	5.375% 04/30/2013 DD 04/30/08	1,450,000	1,471,748	1,547,832
	AMERICAN EXPRESS CENTURION BK	5.550% 10/17/2012 DD 10/17/07	2,300,000	2,297,125	2,459,689
	AMERICAN HONDA FIN CORP 144A	4.625% 04/02/2013 DD 04/02/08	1,550,000	1,549,039	1,592,548
	AMGEN INC SR NT	4.850% 11/18/2014 DD 11/18/04	1,990,000	1,963,613	2,142,394
	ANHEUSER-BUSCH INBEV WOR	5.375% 11/15/2014 DD 05/14/09	1,295,000	1,293,407	1,371,094
	ASTRAZENENCA PLC NT	5.400% 09/15/2012 DD 09/12/07	1,580,000	1,576,982	1,725,913
	AT & T INC GLOBAL NT	4.950% 01/15/2013 DD 12/06/07	2,300,000	2,298,068	2,453,824
	BANK AMER CORP SUB NT	5.420% 03/15/2017 DD 03/15/07	900,000	887,634	888,390
	BANK AMER CORP SUB NT	5.490% 03/15/2019 DD 03/15/07	2,000,000	1,887,840	1,889,620
	BANK NEW YORK INC MEDIUM TERM	4.500% 04/01/2013 DD 03/27/08	915,000	907,137	966,258
	BANK NEW YORK INC MEDIUM TERM	5.125% 08/27/2013 DD 08/27/08	170,000	169,400	183,520
	BANK OF AMERICA CORP	7.375% 05/15/2014 DD 05/13/09	825,000	820,421	936,136
	BERKSHIRE HATHAWAY FIN CORP	5.400% 05/15/2018 DD 11/15/08	1,855,000	1,859,545	1,938,085
	BOEING CO NT	5.125% 02/15/2013 DD 02/11/03	1,470,000	1,454,330	1,571,210
	BOTTLING GROUP LLC SR NT	6.950% 03/15/2014 DD 10/24/08	890,000	908,450	1,024,043
	BP CAP MKTS PLC GTD NT	5.250% 11/07/2013 DD 11/07/08	1,040,000	1,039,324	1,132,799
	BRITISH TELECOMMUNICATIONS NT	VAR RT 12/15/2010 DD 12/12/00	1,000,000	1,107,160	1,071,320
	BURLINGTON NORTHN SANTA FE	7.000% 02/01/2014 DD 12/03/08	635,000	731,222	720,662
	BURLINGTON RESOURCES FINANCE	6.500% 01-DEC-2011 GTD NT	555,000	594,327	607,425
	CAPITAL AUTO REC 08-2 CL A-4	5.420% 12/15/2014 DD 05/14/08	1,215,000	1,214,794	1,287,475
	CAPITAL ONE 08 3 CL A	5.050% 02/16/2016 DD 04/16/08	2,945,000	2,939,087	3,160,574
	CATERPILLAR FINL SVCS CORP MTN	7.050% 10/01/2018 DD 09/26/08	800,000	797,384	915,768
	CCCIT 2009-A5 A5	2.300% 12/23/2014 DD 12/23/09	730,000	729,307	722,244
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09	1,555,000	1,554,502	1,517,385
	CENTERPOINT ENERGY II LLC A A4	5.170% 08/01/2019 DD 12/16/05	1,110,000	1,109,480	1,204,861
	CENTERPOINT ENERGY TRAN AA2	4.970% 08/01/2014 DD 12/16/05	2,378,381	2,366,024	2,478,558
	CHEVRON CORP PROFIT SHARING	7.327% 01/01/2014 DD 07/01/99	739,337	792,317	810,254
	CITIBANK CR CARD 08-A1	5.350% 02/07/2020 DD 02/07/08	1,345,000	1,338,625	1,425,162
	CITIGROUP INC	8.125% 07/15/2039 DD 07/23/09	675,000	661,304	761,839
	CITIGROUP INC GLOBAL NT	5.850% 12/11/2034 DD 12/09/04	700,000	539,392	617,589
	CITIGROUP INC GLOBAL SUB NT	6.625% 06/15/2032 DD 06/06/02	385,000	277,316	350,104
	CITIGROUP INC GLOBAL SUB NT	6.000% 10/31/2033 DD 10/30/03	860,000	702,302	739,961
	CITIGROUP INC SUB NT	6.125% 08/25/2036 DD 08/25/06	820,000	608,577	703,224
	CLOROX CO SR NT	5.950% 10/15/2017 DD 10/09/07	1,500,000	1,518,345	1,612,785
	CNH EQUIP TR 07-C CL A-4A	5.420% 03/17/2014 DD 12/13/07	1,115,000	1,114,851	1,159,678
	CNH EQUIP TR 2007-B NT CL A-3A	5.400% 10/17/2011 DD 09/20/07	349,981	349,955	352,298

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMCAST CORP NEW NT	4.950% 06/15/2016 DD 06/09/05	1,090,000	1,008,915	1,119,408
	COMM 2001-J2 CL A1 144A	5.447% 07/16/2034 DD 10/01/01	951,409	982,924	978,419
	COMMERCIAL MTG ASSET 99-C2 A-3	VAR RT 11/17/2032 DD 10/11/99	685,000	742,984	737,403
	CONOCOPHILLIPS AUSTRALIA FDG	5.500% 04/15/2013 DD 04/11/06	1,475,000	1,487,272	1,601,776
	CPL TRANSITION FDG 02-1 CL A4	5.960% 07/15/2015 DD 02/07/02	910,000	957,526	986,840
	CREDIT SUISSE FB 01-CK1 CL A 3	6.380% 12/18/2035 DD 03/01/01	1,921,014	1,982,621	1,970,633
	CREDIT SUISSE FB 02-CKP1 CL A2	6.221% 12/15/2035 DD 03/01/02	272,002	276,348	274,368
	CSFB 2003-CK2 A2	3.861% 03/15/2036 DD 04/01/03	20,888	21,559	20,888
	DAIMLERCHRYSLER 08-B CL A-3A	4.710% 09/10/2012 DD 05/19/08	695,000	694,921	713,689
	DETROIT EDISON 2001-1 BD CL A4	6.190% 03/01/2013 DD 03/09/01	1,211,761	1,247,451	1,256,911
	DEUTSCHE BK AG GLOBAL MEDIUM	5.375% 10/12/2012 DD 10/12/07	1,165,000	1,164,348	1,257,687
	DEUTSCHE TELEKOM INTL FIN BV	STEP 06/15/2010 DD 07/06/00	1,250,000	1,335,463	1,291,788
	DIAGEO CAP PLC GTD NT	7.375% 01/15/2014 DD 10/21/08	585,000	682,865	676,734
	DIAGEO FIN BV GTD NT	5.500% 04/01/2013 DD 03/30/06	915,000	913,792	985,592
	DLJ COML MTG CORP 00-CKP1 A-1B	7.180% 11/10/2033 DD 11/01/00	1,389,407	1,440,045	1,415,306
	DR PEPPER SNAPPLE GROUP	2.350% 12/21/2012 DD 12/21/09	610,000	609,774	610,653
	DU POINT E I DE NEMOURS & CO	5.000% 01/15/2013 DD 12/03/07	875,000	873,093	937,064
	DUKE CAP CORP	8.000% 10/01/2019 DD 09/28/99	1,000,000	1,159,085	1,170,320
	DUKE ENERGY CORP NEW SR NT	5.650% 06/15/2013 DD 06/16/08	1,525,000	1,521,996	1,635,883
	ENEL FINANCE INTL SA 144A	3.875% 10/07/2014 DD 10/07/09	1,110,000	1,107,003	1,123,520
	ENTERGY STS RECON 07-A CL A1	5.510% 10/01/2013 DD 06/29/07	461,103	460,998	489,341
	FICO PRINCIPL-13 INT PMT 9.60%	0.000% 12/27/2018 DD 01/03/89	900,000	574,587	593,253
	FICO STRIPS GENERIC INT PMT	ZEROCPN 04/06/2015 DD 10/23/89	5,017,000	3,821,668	4,133,055
	FICO STRIPS SER 15 2019	9.650% 03/07/2019 DD 03/14/89	965,000	614,898	627,530
	FICO STRIPS SER 15-INT PMT ON	9.650% 2019 DUE 03/07/2015	825,000	624,674	682,811
	FICO STRIPS SER A 2017 BD	ZERO CPN DUE 10/06/2017	6,215,000	4,278,530	4,420,916
	FICO STRIPS SER C 9.8% 2017	BD DUE 11/30/2017	1,995,000	1,355,662	1,408,091
	FICO STRIPS SER D 2019 BD	BD DUE 09/26/2019	1,160,000	715,244	728,457
	FICO STRIPS SER17-INT PMT 2019	0.000% 10/05/2014 DD 05/05/89	203,000	164,195	171,752
	FINANCING CORP	10.700% 10/06/2017 DD 10/08/87	650,000	913,634	921,785
	FINANCING CORP	10.350% 08/03/2018 DD 08/03/88	1,940,000	2,798,016	2,732,374
	FINANCING CORP FED BOOK ENTRY	ZEROCPN 05/02/2017 DD 11/02/91	965,000	662,077	703,977
	FINANCING CORP STRIP	0.000% 11/02/2014 DD 03/14/89	1,054,000	849,988	888,216
	FNMA POOL #0745571	4.000% 01/01/2019 DD 05/01/06	4,776,078	4,443,059	4,897,486
	FNMA POOL #0888020	4.000% 09/01/2018 DD 11/01/06	1,341,876	1,278,975	1,375,986
	FNMA GTD REMIC P/T 01-T11 B	5.503% 09/25/2011 DD 10/01/01	1,420,000	1,459,161	1,506,762
	FORD CR AUTO 07-A CL A-3A	5.400% 08/15/2011 DD 06/27/07	1,080,567	1,080,412	1,096,386
	FOUR TIMES SQ TR 00 ETS 144A	7.795% 04/15/2015 DD 04/14/00	900,000	965,732	917,730
	GE COML MTG CORP 04-C1 A2	3.915% 11/10/2038 DD 01/01/04	622,439	625,519	626,329
	GENERAL ELEC CAP CORP #TR00806	5.875% 01/14/2038 DD 01/14/08	3,725,000	3,558,620	3,448,903
	GENERAL MILLS INC NT	5.650% 09/10/2012 DD 08/29/07	1,035,000	1,043,602	1,125,956
	GEORGIA PWR CO SR NT	6.000% 11/01/2013 DD 11/19/08	825,000	824,472	917,021
	GLAXOSMITHKLINE CAP INC GTD NT	6.375% 05/15/2038 DD 05/13/08	690,000	687,889	764,437
	GOLDMAN SACHS GROUP INC SR NT	5.700% 09/01/2012 DD 08/27/02	1,375,000	1,442,513	1,479,033
	GOLDMAN SACHS GROUP INC SUB NT	6.750% 10/01/2037 DD 10/03/07	625,000	594,338	642,431
	GREENWICH CAP COML FDG 04-GG1	4.883% 06/10/2036 DD 05/01/04	1,255,000	1,261,271	1,270,600
	GS MTG SECS 01-ROCK B 144A	6.771% 05/03/2018 DD 06/01/01	1,995,000	2,141,742	2,121,264
	GS MTG SECS CORP 01-ROCK 144A	6.878% 05/03/2018 DD 06/01/01	1,285,000	1,388,571	1,367,908
	HARLEY DAVIDSON 07 3 CL A-4A	5.520% 11/15/2013 DD 08/30/07	755,000	754,918	792,765
	HSBC FIN CORP NT	6.750% 05/15/2011 DD 05/09/01	1,060,000	1,093,485	1,120,293
	HSBC FIN CORP NT	5.000% 06/30/2015 DD 06/27/05	650,000	644,319	671,450
	HSBC HLDGS PLC SUB NT	6.800% 06/01/2038 DD 05/27/08	1,000,000	997,830	1,085,270
	J P MORGAN CHASE 05-LDP1 A-2	4.625% 03/15/2046 DD 03/01/05	864,090	868,379	863,321
	JP MORGAN CHASE 04-CIBC10A3	4.184% 01/12/2037 DD 11/01/04	1,430,989	1,397,674	1,429,515
	JPMORGAN CHASE & CO NT	5.375% 10/01/2012 DD 10/01/07	1,625,000	1,623,586	1,758,461
	JPMORGAN CHASE & CO SR NT	6.000% 01/15/2018 DD 12/20/07	1,800,000	1,760,094	1,934,982
	KELLOGG CO SR NT	5.125% 12/03/2012 DD 12/03/07	595,000	594,792	645,730
	KELLOGG CO SR NT	4.250% 03/06/2013 DD 03/06/08	880,000	902,290	922,513
	KRAFT FOODS INC BD	7.000% 08/11/2037 DD 08/13/07	985,000	1,050,927	1,049,035
	KRAFT FOODS INC NT	6.500% 08/11/2017 DD 08/13/07	795,000	790,341	862,623
	KREDITANSTALT FUR WIEDERAUFBAU	3.500% 03/10/2014 DD 03/10/09	3,025,000	3,014,185	3,108,702
	KROGER CO SR NT	6.400% 08/15/2017 DD 08/15/07	365,000	362,956	398,733
	MASS MUTUAL LIFE INS CO	8.875% 06/01/2039 DD 06/01/09	900,000	998,064	1,103,805
	MASSMUTUAL GLOBAL FUNDIN	3.625% 07/16/2012 DD 07/02/09	610,000	609,524	625,982
	MCGRAW HILL COS INC SR NT	6.550% 11/15/2037 DD 11/02/07	600,000	597,630	589,386
	MET LIFE GLOB FUNDING I	5.125% 06/10/2014 DD 06/10/09	815,000	810,892	862,515
	METLIFE INC	6.750% 06/01/2016 DD 05/29/09	830,000	828,033	929,467
	MIDAMERICAN FDG LLC SR SECD NT	6.750% 03/01/2011 DD 03/19/01	1,275,000	1,274,235	1,331,674
	MORGAN STANLEY GLOBAL MEDIUM	5.250% 11/02/2012 DD 11/02/07	1,135,000	1,132,492	1,207,583
	MORGAN STANLEY SR MEDIUM TERM	5.950% 12/28/2017 DD 12/28/07	1,400,000	1,415,405	1,444,016

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	NEW YORK LIFE GLOBAL FDG 144A	4.650% 05/09/2013 DD 05/09/08	1,075,000	1,073,108	1,129,148
	NEW YORK LIFE MTN 144A	5.250% 10/16/2012 DD 10/16/07	1,190,000	1,189,488	1,276,204
	NEWS AMERICA INC	7.850% 03/01/2039 DD 02/13/09	1,180,000	1,175,186	1,380,281
	NIAGARA MOHAWK POWER	3.553% 10/01/2014 DD 09/28/09	1,025,000	1,025,000	1,021,864
	NISSAN AUTO REC 08-B CL A-4A	5.050% 11/17/2014 DD 06/19/08	765,000	764,777	806,693
	NORTHERN TRUST CORP	4.625% 05/01/2014 DD 05/01/09	865,000	865,000	921,761
	NUCOR CORP NT	5.000% 12/01/2012 DD 12/03/07	1,100,000	1,094,973	1,200,595
	ONTARIO PROVINCE OF	4.100% 06/16/2014 DD 06/16/09	1,725,000	1,723,844	1,800,227
	ORACLE CORP NT	4.950% 04/15/2013 DD 04/09/08	590,000	637,702	633,105
	PACIFIC GAS & ELEC CO 1ST MTG	4.200% 03/01/2011 DD 03/23/04	900,000	897,660	928,737
	PACIFIC GAS & ELEC CO SR NT	5.625% 11/30/2017 DD 12/04/07	950,000	944,851	1,014,296
	PECO ENERGY TRANSITION 01-A BD	6.520% 12/31/2010 DD 03/01/01	1,155,000	1,192,484	1,183,829
	PFIZER INC NT	7.200% 03/15/2039 DD 03/24/09	695,000	694,597	849,248
	PG&E ENERGY RECOVERY 05-2 A2	5.030% 03/25/2014 DD 11/09/05	510,441	519,200	534,641
	PHILIP MORRIS INTL INC NT	6.875% 03/17/2014 DD 11/17/08	1,240,000	1,233,949	1,405,069
	PRAXAIR INC NT	4.625% 03/30/2015 DD 03/07/08	1,475,000	1,472,920	1,568,736
	PRESIDENT & FELLOWS 144A	5.000% 01/15/2014 DD 12/12/08	1,395,000	1,392,991	1,498,383
	PROCTER & GAMBLE ESOP DEB SR-A	9.360% 01/01/2021 DD 12/04/90	612,689	775,517	747,168
	PSE&G TRANSITION FDG 01-1 A-5	6.450% 03/15/2013 DD 01/31/01	1,354,305	1,401,230	1,410,265
	PSE&G TRANSITION FDG 01-1 A-6	6.610% 06/15/2015 DD 01/31/01	905,000	1,002,252	1,003,555
	RAYTHEON CO DEB	6.400% 12/15/2018 DD 06/15/99	650,000	686,842	738,816
	REFCO STRIPS SER A-INT 2019 BD	0.000% 04/15/2015 DD 10/15/89	2,409,000	2,000,951	2,028,161
	RELIANT ENERGY TRANSITION 01-1	5.630% 09/15/2015 DD 10/24/01	628,994	654,547	678,647
	RESOLUTION FDG CORP FED STRIPS	0.000% 07/15/2017 DD 01/15/90	1,960,000	1,412,158	1,443,638
	RESOLUTION FDG CORP STRIP	ZEROCPN 01/15/2014 DD 01/15/90	1,045,000	933,519	934,449
	RESOLUTION FDG CORP STRIP	0.000% 01/15/2017 DD 01/15/90	5,370,000	3,964,829	4,075,025
	ROCHE HLDGS INC GTD NT 144A	7.000% 03/01/2039 DD 02/25/09	505,000	491,254	610,979
	RSB BONDCO LLC 07-A CL A-1	5.470% 10/01/2014 DD 06/29/07	2,940,829	3,011,421	3,119,397
	SATOILHYDRO ASA	2.900% 10/15/2014 DD 10/15/09	805,000	803,776	801,667
	SBC COMMUNICATIONS INC	5.300% 11/15/2010 DD 11/14/05	1,150,000	1,147,804	1,195,471
	SEARIVER MARITIME FIN HLDGS	ZEROCPN 09/01/2012 DD 09/01/82	3,035,000	2,562,170	2,817,482
	SOUTHERN CALIF EDISON CO FIRST	5.750% 03/15/2014 DD 10/15/08	1,215,000	1,208,828	1,343,462
	SOUTHWESTERN ELEC PWR CO SR NT	5.875% 03/01/2018 DD 12/04/07	1,765,000	1,758,575	1,814,526
	SUNCOR ENERGY INC NT	6.100% 06/01/2018 DD 06/06/08	2,095,000	2,092,549	2,247,998
	TEACHERS INSUR & ANNUITY	6.850% 12/16/2039 DD 12/16/09	785,000	784,003	811,486
	TELECOM ITALIA CAP GTD SR NT	4.950% 09/30/2014 DD 09/30/05	1,110,000	999,389	1,150,493
	TELEFONICA EMISIONES S A U	5.984% 06/20/2011 DD 06/20/06	1,925,000	1,925,000	2,035,976
	THERMO FISHER SCIENTIFIC	3.250% 11/18/2014 DD 11/20/09	465,000	464,554	455,886
	TIAA GLOBAL MKTS MTN 144A	5.125% 10/10/2012 DD 10/10/07	1,250,000	1,248,688	1,346,963
	TIME WARNER CABLE INC DEB	7.300% 07/01/2038 DD 06/19/08	550,000	548,383	609,741
	TIME WARNER CABLE INC NT	8.250% 02/14/2014 DD 11/18/08	1,120,000	1,118,309	1,308,989
	TIME WARNER COS INC JJ13	9.125% 01/15/2013 DD 01/19/93	1,250,000	1,382,975	1,450,413
	TRAVELERS COS INC SR NT	5.750% 12/15/2017 DD 05/29/07	1,030,000	1,027,301	1,091,985
	TXU ELEC DELIVERY 04-1 BD A3	5.290% 05/15/2018 DD 06/07/04	435,000	461,559	471,209
	U S TREAS STRIP GENERIC TINT	0.000% 11/15/2013 DD 11/15/85	2,130,000	1,950,761	1,951,144
	U S TREASURY BOND	08.875% 08/15/2017 DD 08/15/87	820,000	1,132,724	1,117,767
	U S TREASURY NOTE	1.125% 01/15/2012 DD 01/15/09	4,135,000	4,158,421	4,131,113
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	2,895,000	2,885,763	2,873,751
	U S TREASURY NOTE	1.125% 12/15/2012 DD 12/15/09	10,425,000	10,385,610	10,257,992
	UNION PAC CORP NT	5.450% 01/31/2013 DD 08/24/07	1,440,000	1,436,815	1,549,555
	UNITED TECHNOLOGIES CORP NT	5.375% 12/15/2017 DD 12/07/07	940,000	938,186	1,001,711
	UNITEDHEALTH GROUP INC NT	5.375% 03/15/2016 DD 03/02/06	795,000	789,658	818,166
	VIRGINIA ELEC & PWR CO SR NT	5.950% 09/15/2017 DD 09/11/07	1,100,000	1,095,732	1,192,015
	VIRGINIA ELEC & PWR CO SR NT	5.100% 11/30/2012 DD 12/04/07	955,000	954,675	1,031,390
	VOLKSWAGEN AUTO LN 08-1 CL A3	4.500% 07/20/2012 DD 05/09/08	660,000	659,967	676,394
	WACHOVIA BK MTN TR #SB 00004	4.875% 02/01/2015 DD 01/31/05	1,630,000	1,369,638	1,664,686
	WACHOVIA CORP 2ND NEW NT	4.875% 02/15/2014 DD 02/06/04	300,000	243,000	305,103
	WALMART STORES INC NT	4.550% 05/01/2013 DD 04/29/03	285,000	272,480	303,656
	WELLS FARGO & CO NEW SUB NT	4.950% 10/16/2013 DD 10/16/03	1,005,000	968,519	1,051,883
	WELLS FARGO BK NATL ASSN SUB	4.750% 02/09/2015 DD 02/07/05	300,000	290,844	305,907
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		10,311,836	12,279,805
	NET FUTURES HELD			567,920	567,920
	UNSETTLED TRANSACTIONS			63,189,545	63,189,545
	TOTAL UNDERLYING ASSETS			695,194,413	708,060,570
	UBS AG #3065 - 63.5% OF MARKET VALUE				449,618,462
	UBS AG #3065 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(21,707,067)
	UBS AG#3065 - CONTRACT VALUE				427,911,395

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING A-/Aa1) AND UBS AG #3065 (CREDIT RATING A+/Aa3)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	JP MORGAN CHASE BANK #433823 - 36.5% OF MARKET VALUE			258,442,108
	JP MORGAN CHASE BANK #433823 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE			(10,792,184)
	JP MORGAN CHASE BANK #433823 - CONTRACT VALUE			247,649,924

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090 (CREDIT RATING A+/A2)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AMERIQUEST MTG SECS 03 AR2	VAR RT 05/25/2033 DD 05/14/03	13,991	13,991	6,753
	ASSET BACKED SECS 03-HE4 M2	VAR RT 05/15/2011 DD 08/06/03	12,465	12,465	4,199
	ASSET BKD SECS CORP 03-HE3 M1	VAR RT 06/15/2033 DD 06/03/03	23,259	23,236	17,470
	BANK AMER COML MTG 2000-2 A2	7.197% 09/15/2032 DD 10/01/00	20,324	23,636	20,441
	CDC MTG CAP TR 02-HE M1	VAR RT 03/25/2033 DD 11/27/02	12,930	12,951	8,259
	CDC MTG CAP TR 03-HE1 M1	VAR RT 08/25/2033 DD 03/28/03	16,401	16,298	11,753
	CDC MTG CAP TR 03-HE2 M-1	VAR RT 06/25/2033 DD 05/29/03	19,628	19,638	14,096
	COMMERCIAL MTG 99-C1 CL A-3	6.640% 01/17/2032 DD 03/11/99	67,651	74,021	67,760
	COMMERCIAL MTG ASSET 99-C2 A-2	VAR RT 11/17/2032 DD 10/11/99	13,156	14,132	13,183
	CREDIT SUISSE FB 02-CKP1 CL A2	6.221% 12/15/2035 DD 03/01/02	8,000	8,040	8,070
	CREDIT SUISSE FB 03-4 CTF M-1	VAR RT 10/25/2033 DD 06/27/03	28,412	28,412	19,884
	CREDIT SUISSE FB 03-5 CL M-1	VAR RT 12/25/2033 DD 08/28/03	28,179	28,179	20,494
	CREDIT SUISSE FB 03-5 CL M-2	VAR RT 12/25/2033 DD 08/28/03	3,278	3,278	1,246
	CWABS INC 02-5 CL MV-1	VAR RT 03/25/2033 DD 12/30/02	5,398	5,468	3,742
	CWMBS INC 2002-25 CHL MTG 2A1	5.500% 11/27/2017 DD 10/01/02	15,225	15,499	15,568
	FEDERAL NATL MTG ASSN MTN	2.750% 02/05/2014 DD 02/05/09	1,000,000	1,004,562	1,011,250
	FHLMC POOL #E7-6434	5.000% 05/01/2014 DD 04/01/99	3,438	3,474	3,551
	FHLMC POOL #E7-7225	5.000% 05/01/2014 DD 06/01/99	2,481	2,507	2,562
	FHLMC MULTICLASS MTG 2347 PV	6.500% 05/15/2012 DD 08/01/01	17,631	18,505	18,422
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	30,725	31,896	32,927
	FNMA POOL #0323743	5.000% 04/01/2014 DD 04/01/99	1,981	2,001	2,044
	FNMA POOL #0535168	5.500% 12/01/2014 DD 01/01/00	8,486	8,598	9,020
	FNMA POOL #0535241	5.000% 03/01/2014 DD 03/01/00	2,380	2,404	2,456
	FNMA POOL #0535978	5.500% 12/01/2014 DD 05/01/01	2,471	2,502	2,634
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	16,487	17,325	17,899
	FNMA POOL #0545728	5.500% 09/01/2014 DD 05/01/02	5,639	5,714	6,012
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	93,740	98,954	101,765
	FNMA POOL #0563311	5.500% 08/01/2014 DD 11/01/00	1,432	1,450	1,526
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	38,026	39,649	40,753
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	832	867	891
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	25,108	26,065	26,908
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	6,505	6,857	7,062
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	17,648	18,629	19,158
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	7,347	7,737	7,976
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	41,827	43,278	44,538
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	23,746	24,652	25,449
	GNMA GTD REMIC P/T 02-37 C	5.878% 06/16/2024 DD 05/01/02	44,173	44,173	46,170
	GREENWICH CAP COML FDG 03-C1	3.285% 05/15/2013 DD 06/01/03	46,753	46,985	46,919
	GS MTG SECS 02-HE CL M1	VAR RT 11/20/2032 DD 11/27/02	21,953	22,326	13,710
	LB UBS COML MTG TR 00-C3 A2	7.950% 05/15/2025 DD 05/11/00	11,319	12,574	11,334
	LB UBS COML MTG TR 01-C3 A1	6.058% 06/15/2020 DD 07/11/01	5,979	6,110	6,096
	LONG BEACH MTG LN 03-3	VAR RT 07/25/2033 DD 06/05/03	106,490	106,490	78,688
	MORGAN STANLEY ABS 03-NC7 M-2	VAR RT 06/25/2033 DD 07/30/03	1,877	1,877	755
	MORGAN STANLEY ABS CAP 03-HE1	VAR RT 06/27/2033 DD 06/27/03	49,787	49,787	38,130
	MORGAN STANLEY ABS CAP 03-NC6	VAR RT 06/27/2033 DD 06/26/03	29,779	29,778	22,077
	MORGAN STANLEY ABS CAP 03-NC7	VAR RT 06/25/2033 DD 07/30/03	17,882	17,882	12,021
	MORGAN STANLEY DW 02-NC5 M3	VAR RT 10/25/2032 DD 10/29/02	2,402	2,405	430
	RESIDENTIAL ASSET 03 RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	11,900	11,882	9,261
	SALOMON BROS 00-C3 CL A-2	6.592% 12/18/2033 DD 12/01/00	93,653	105,791	95,296

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090 (CREDIT RATING A+/A2)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	SALOMON BROS MTG 03-HE1 CL A	VAR RT 04/25/2033 DD 04/25/03	587	587	413
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		952,064	966,484
	TOTAL UNDERLYING ASSETS			3,077,579	2,965,505
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(55,995)
	CONTRACT VALUE				2,909,510

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA-/A1)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ALTRIA GROUP INC NT	8.500% 11/10/2013 DD 11/10/08	150,000	173,657	173,345
	AMER EXPRESS CREDIT CO	5.125% 08/25/2014 DD 08/25/09	470,000	469,549	495,253
	AMERADA HESS CORP	7.875% 10/01/2029 DD 10/01/99	100,000	115,582	119,935
	AMERADA HESS CORP NT	7.300% 08/15/2031 DD 08/15/01	395,000	454,240	448,874
	AMERICA MOVIL S A B DE C V GTD	5.625% 11/15/2017 DD 10/30/07	50,000	49,799	51,767
	AMERICAN EXPRESS CO SUB DEB	VAR RT 09/01/2066 DD 08/01/06	315,000	322,865	281,925
	AMERICAN INTL GROUP INC JR SUB	6.250% 03/15/2037 DD 03/13/07	70,000	65,598	38,500
	AMERICAN INTL GROUP INC MEDIUM	5.850% 01/16/2018 DD 12/12/07	580,000	577,536	475,907
	ANADARKO FIN CO SR NT	7.500% 05/01/2031 DD 04/26/01	50,000	55,539	56,093
	ANADARKO PETE CORP SR NT	5.950% 09/15/2016 DD 09/19/06	30,000	30,820	32,451
	ANADARKO PETE CORP SR NT	6.450% 09/15/2036 DD 09/19/06	580,000	577,262	605,735
	ANHEUSER-BUSCH INBEV WOR	5.375% 01/15/2020 DD 10/16/09	250,000	248,363	255,065
	AOL TIME WARNER INC DEB	7.625% 04/15/2031 DD 04/19/01	80,000	70,000	92,930
	AOL TIME WARNER INC DEB	7.700% 05/01/2032 DD 04/08/02	30,000	30,221	35,230
	AOL TIME WARNER INC NT	6.875% 05/01/2012 DD 04/08/02	50,000	55,416	54,737
	APACHE CORP NT	6.000% 01/15/2037 DD 01/26/07	250,000	244,613	266,013
	APACHE CORP NT	6.000% 09/15/2013 DD 10/01/08	10,000	9,948	11,065
	AT&T INC GLOBAL NT	6.400% 05/15/2038 DD 05/13/08	430,000	455,598	441,898
	AT&T WIRELESS SVCS INC SR NT	8.125% 05/01/2012 DD 04/16/02	60,000	69,671	67,796
	BAKER HUGHES INC SR NT	7.500% 11/15/2018 DD 10/28/08	310,000	308,203	370,041
	BANC AMER COML 05-3 P/T A-4	4.668% 07/10/2043 DD 07/01/05	210,000	211,060	195,558
	BANC AMER COML 2005-5 CTF A4	VAR RT 10/10/2045 DD 10/01/05	420,000	422,124	411,680
	BANC AMER COML MTG 06-1 A-4	5.372% 09/10/2045 DD 03/01/06	180,000	179,409	174,080
	BANC AMER COML MTG 07-3 CL A3	VAR RT 06/10/2049 DD 07/01/07	200,000	149,664	195,328
	BANC AMER FDG 2006 G 2-A-2	VAR RT 07/20/2036 DD 07/31/06	184,836	184,172	163,959
	BANC AMER MTG SECS 04-A 1A1	VAR RT 02/25/2034 DD 01/01/04	38,965	38,703	32,271
	BANK AMER CORP SR NT	5.750% 12/01/2017 DD 12/04/07	330,000	339,580	337,927
	BANK AMER CORP SUB NT	5.420% 03/15/2017 DD 03/15/07	400,000	403,552	394,840
	BARCLAYS BANK PLC	5.200% 07/10/2014 DD 07/10/09	160,000	159,813	169,602
	BARCLAYS BK PLC SUB NT 144A	6.050% 12/04/2017 DD 12/04/07	100,000	102,838	101,770
	BEAR STEARNS ALT A 04-11 IIA2	VAR RT 11/25/2034 DD 09/01/04	288,806	287,904	191,946
	BEAR STEARNS COS INC SR GLOBAL	7.250% 02/01/2018 DD 02/01/08	480,000	505,185	550,968
	BEAR STEARNS COS INC SR NT	6.400% 10/02/2017 DD 10/02/07	320,000	319,066	348,826
	BELLSOUTH CORP NT	4.750% 11/15/2012 DD 11/15/04	20,000	19,330	21,356
	BOEING CAPITAL CORP	4.700% 10/27/2019 DD 10/27/09	90,000	89,936	87,803
	BOEING CO	4.875% 02/15/2020 DD 07/28/09	200,000	197,916	200,542
	BP CAP MKTS P L C GTD NT	3.875% 03/10/2015 DD 03/10/09	110,000	115,629	113,015
	BP CAP MKTS PLC GTD NT	5.250% 11/07/2013 DD 11/07/08	340,000	339,779	370,338
	BRITISH COLUMBIA PROV CDA GBL	4.300% 05/30/2013 DD 04/29/03	560,000	557,077	585,329
	BRITISH TELECOMMUNICATIONS NT	VAR RT 12/15/2010 DD 12/12/00	180,000	179,707	192,838
	CALIFORNIA ST BUILD AMERICA	7.300% 10/01/2039 DD 10/15/09	150,000	151,235	141,279
	CATERPILLAR FINL SVCS CORP MTN	6.200% 09/30/2013 DD 09/26/08	320,000	319,658	356,589
	CITIGROUP BANKING INST	8.500% 05/22/2019 DD 05/22/09	10,000	10,166	11,548
	CITIGROUP INC	6.375% 08/12/2014 DD 08/12/09	60,000	59,594	62,815
	CITIGROUP INC	5.500% 10/15/2014 DD 09/24/09	70,000	69,647	70,877
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	300,000	305,667	306,330
	CITIGROUP INC FDIC GTD TLGP	VAR RT 12/09/2010 DD 12/09/08	1,300,000	1,309,347	1,307,592
	CITIGROUP INC GLOBAL SR NT	6.125% 11/21/2017 DD 11/21/07	380,000	398,692	383,032
	CITIGROUP INC GLOBAL SR NT	6.500% 08/19/2013 DD 08/19/08	210,000	209,876	223,690
	CITIGROUP INC SR NT	6.875% 03/05/2038 DD 03/05/08	190,000	198,729	189,624
	CITIGROUP INC SUB NT	5.000% 09/15/2014 DD 09/16/04	590,000	570,302	568,772
	COMCAST CORP NEW NT	5.700% 05/15/2018 DD 05/07/08	490,000	479,499	515,113
	COMCAST CORP NEW NTS	6.500% 01/15/2017 DD 07/14/06	20,000	20,469	22,141
	COMMERCIAL CAP ACCESS ONE 144A	1200.000% 11/15/2027 10/01/97	918	57,789	16,134
	COMMERCIAL MTG 07 C4 CL A-3	VAR RT 09/15/2039 DD 09/01/07	400,000	273,402	361,844
	COMMIT TO PUR FHLMC GOLD SFM	5.000% 01/01/2025 DD 01/01/10	700,000	739,703	731,717
	COMMIT TO PUR FHLMC GOLD SFM	5.000% 01/01/2040 DD 01/01/10	1,000,000	1,042,578	1,025,310

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA-/A1)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2040 DD 01/01/10	900,000	938,058	923,481
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2025 DD 01/01/10	5,100,000	5,442,219	5,393,250
	COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2039 DD 01/01/09	400,000	427,500	423,624
	COMMIT TO PUR GNMA II JUMBOS	5.000% 01/20/2040 DD 01/01/10	800,000	833,805	822,128
	COMMIT TO PUR GNMA SF MTG	6.000% 01/15/2040 DD 01/01/10	1,400,000	1,493,422	1,479,184
	COMMIT TO PUR GNMA SF MTG	6.500% 01/15/2040 DD 01/01/10	470,000	502,609	499,671
	COMMONWEALTH BANK AUST 144A	3.750% 10/15/2014 DD 10/15/09	170,000	169,478	170,413
	COMMONWEALTH EDISON CO 1ST MTG	6.150% 03/15/2012 DD 09/15/02	360,000	367,700	388,361
	COMMONWELATH BANK AUST 144A	5.000% 10/15/2019 DD 10/15/09	70,000	69,614	69,498
	CONOCO INC SR NTS	6.950% 04/15/2029 DD 04/20/99	635,000	703,634	719,804
	CREDIT AGRICOLE SA 144A	VAR RT 12/31/2019 DD 10/13/09	370,000	370,000	392,200
	CREDIT SUISSE SE 07 C5 CL A-3	VAR RT 09/15/2040 DD 11/01/07	200,000	117,438	189,652
	CSMC TR 06 CF2 CL A1 144A	VAR RT 05/25/2036 DD 06/25/06	330,549	330,549	224,889
	CVS CORP PASSTHRU CTF 144A	5.789% 01/10/2026 DD 12/19/03	117,130	114,651	110,324
	CVS PASS-THROUGH TRUST	5.880% 01/10/2028 DD 06/10/09	9,029	9,011	8,447
	CVS PASS-THROUGH TRUST	6.036% 12/10/2028 DD 06/01/09	544,776	540,118	515,543
	CWMBS 2004-R2 1A-F1 144A	VAR RT 11/25/2034 DD 11/25/04	67,426	47,283	54,360
	CWMBS INC 05-3 1-A-2	VAR RT 04/25/2035 DD 02/28/05	101,456	101,472	56,834
	CWMBS INC 2005-R1 REPERFORMING	VAR RT 03/25/2035 DD 03/25/05	78,196	54,835	61,057
	DAIMLERCHRYSLER N A HLDG CORP	5.875% 03/15/2011 DD 03/14/06	100,000	99,850	104,557
	DELTA AIR LINES SER 07-1A	6.821% 02/10/2024 DD 02/10/08	87,535	87,535	83,596
	DEUTSCHE MTG 05-WFAR13R 144A	VAR RT 06/26/2035 DD 08/01/05	410,000	340,300	282,006
	DEUTSCHE TELECOM INTL FIN BV	5.750% 03/23/2016 DD 03/23/06	140,000	139,097	148,659
	DEVON ENERGY CORP SR DEB	7.950% 04/15/2032 DD 03/25/02	70,000	84,165	88,988
	DIAGEO CAP PLC GTD NT	7.375% 01/15/2014 DD 10/21/08	480,000	478,166	555,269
	DOMINION RES INC VA NEW SR NT	8.875% 01/15/2019 DD 12/01/08	390,000	389,891	486,022
	EMC MTG LN TR 03-B CL A-1 144A	VAR RT 11/25/2041 DD 08/29/03	58,552	58,836	46,259
	ENTERPRISE PRODS OPER OPER LLC	9.750% 01/31/2014 DD 12/08/08	450,000	450,000	537,066
	EUROPEAN INVT BK GLOBAL NT	4.000% 03/03/2010 DD 03/03/05	590,000	589,339	593,670
	FANNIE MAE	4.750% 11/19/2012 DD 10/18/07	1,180,000	1,214,409	1,277,350
	FARMER MAC GTD NTS 07-1 144A	5.125% 04/19/2017 DD 04/19/07	600,000	640,304	625,326
	FEDERAL HOME LN BK CONS BD	2.250% 04/13/2012 DD 03/05/09	1,000,000	1,002,588	1,018,130
	FEDERAL HOME LN BK CONS BD	STEP 10/05/2011 DD 10/05/09	1,300,000	1,298,960	1,300,000
	FEDERAL HOME LN MTG CORP	VAR RT 04/01/2011 DD 04/01/09	1,100,000	1,102,002	1,101,562
	FEDERAL HOME LN MTG CORP	1.750% 06/15/2012 DD 05/21/09	490,000	492,200	492,146
	FEDERAL HOME LN MTG CORP DEB	4.750% 01/19/2016 DD 01/13/06	1,720,000	1,768,848	1,854,917
	FEDERAL HOME LN MTG CORP MTN	5.300% 05/12/2020 DD 05/12/05	1,240,000	1,235,933	1,243,249
	FEDERAL HOME LN MTG CORP MTN	5.625% 11/23/2035 DD 11/22/05	260,000	259,818	255,749
	FEDERAL HOME LN MTG CORP MTN	VAR RT 03/09/2011 DD 03/09/09	2,296,000	2,300,450	2,299,628
	FEDERAL HOME LN MTG CORP REF	5.125% 11/17/2017 DD 10/12/07	3,500,000	4,042,255	3,810,625
	FEDERAL NATL MTG ASSN	5.250% 08/01/2012 DD 07/26/02	470,000	453,362	501,551
	FEDERAL NATL MTG ASSN CAP DEB	0.000% 10/09/2019 DD 10/09/84	350,000	194,215	189,630
	FEDERAL NATL MTG ASSN DEBS	6.250% 02/01/2011 DD 02/01/01	410,000	434,092	430,734
	FHLMC POOL #1N-1458	VAR RT 03/01/2037 DD 04/01/07	754,497	762,955	802,022
	FHLMC POOL #A3-9644	5.500% 11/01/2035 DD 11/01/05	391,023	385,525	411,103
	FHLMC POOL #G0-3695	5.500% 11/01/2037 DD 12/01/07	1,124,110	1,120,597	1,179,731
	FHLMC POOL #G0-3696	5.500% 01/01/2038 DD 12/01/07	2,137,519	2,130,839	2,241,616
	FHLMC POOL #G0-4222	5.500% 04/01/2038 DD 04/01/08	578,998	575,809	607,195
	FICO STRIPS 16 PMT 9.70% 2019	ZEROCPN 04/05/2019 DD 04/24/89	150,000	41,838	97,070
	FIRST BOSTON MTG STRIPS A IO	9.488% 05/15/2018 DD 03/01/87	1,370	9,168	159
	FIRST BOSTON STRIPS 87-1-A PO	0.000% 05/15/2018 DD 03/01/87	1,383	1,145	1,304
	FIRSTENERGY CORP NT SER B	6.450% 11/15/2011 DD 11/15/01	5,000	4,824	5,361
	FIRSTENERGY CORP NT SER C	7.375% 11/15/2031 DD 11/15/01	380,000	408,903	411,882
	FNMA POOL #0553150	8.000% 09/01/2015 DD 09/01/00	4,624	4,768	5,063
	FNMA POOL #0745000	6.000% 10/01/2035 DD 10/01/05	55,916	56,414	59,658
	FNMA POOL #0745619	VAR RT 05/01/2036 DD 05/01/06	238,264	242,992	251,278
	FNMA POOL #0745755	5.000% 12/01/2035 DD 07/01/06	2,857,121	2,784,800	2,941,206
	FNMA POOL #0745959	5.500% 11/01/2036 DD 10/01/06	854,863	842,575	896,495

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA-/A1)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0843997	VAR RT 11/01/2035 DD 10/01/05	161,313	165,446	162,233
	FNMA POOL #0844052	VAR RT 11/01/2035 DD 10/01/05	154,848	158,801	155,731
	FNMA POOL #0844148	VAR RT 11/01/2035 DD 10/01/05	145,383	149,089	146,216
	FNMA POOL #0844237	VAR RT 11/01/2035 DD 11/01/05	150,167	153,988	151,027
	FNMA POOL #0844789	VAR RT 11/01/2035 DD 10/01/05	161,517	165,628	162,451
	FNMA POOL #0872502	VAR RT 06/01/2036 DD 05/01/06	1,017,073	1,042,500	1,074,497
	FNMA POOL #0881858	VAR RT 04/01/2036 DD 04/01/06	706,407	721,529	743,755
	FNMA POOL #0888893	5.500% 08/01/2037 DD 11/01/07	681,314	673,463	715,666
	FNMA POOL #0914719	6.000% 04/01/2037 DD 03/01/07	771,192	777,699	818,065
	FNMA POOL #0918096	5.000% 05/01/2037 DD 04/01/07	772,013	718,937	793,166
	FNMA POOL #0934304	5.000% 06/01/2038 DD 06/01/08	1,495,331	1,418,229	1,536,213
	FNMA POOL #0936509	6.500% 06/01/2037 DD 06/01/07	30,177	30,766	32,350
	FNMA POOL #0941099	VAR RT 09/01/2037 DD 08/01/07	321,625	320,494	342,273
	FNMA POOL #0949507	6.500% 09/01/2037 DD 09/01/07	382,546	390,017	410,101
	FNMA POOL #0959443	VAR RT 11/01/2037 DD 11/01/07	442,606	443,920	469,229
	FNMA POOL #0961767	5.000% 03/01/2038 DD 02/01/08	2,303,560	2,170,387	2,366,539
	FNMA POOL #0975639	5.000% 07/01/2038 DD 07/01/08	281,627	262,265	289,326
	FNMA POOL #0981709	5.000% 06/01/2038 DD 06/01/08	769,299	716,410	790,332
	FNMA POOL #0984047	5.500% 06/01/2038 DD 05/01/08	233,014	234,379	244,180
	FNMA GTD REMIC P/T	1009.000% 04/25/2021 04/01/91	35	944	757
	GEN ELEC CAP CORP MTN TR 00804	VAR RT 11/15/2067 DD 11/15/07	430,000	430,454	373,025
	GENERAL ELEC CAP CORP MTN 0081	6.875% 01/10/2039 DD 01/09/09	320,000	315,130	330,458
	GENERAL ELEC CAP MTN #TR 00575	5.450% 01/15/2013 DD 12/06/02	80,000	81,020	85,047
	GENERAL ELEC CAP MTN #TR00656	VAR RT 09/15/2014 DD 09/17/04	620,000	620,119	584,939
	GENERAL ELEC CO NT	5.000% 02/01/2013 DD 01/28/03	70,000	71,515	74,057
	GENERAL ELECTRIC CAPITAL CORP	VAR RT 03/11/2011 DD 03/12/09	1,300,000	1,302,652	1,302,977
	GNMA POOL #0446708	6.500% 09/15/2028 DD 09/01/98	33,817	39,187	36,531
	GNMA POOL #0446731	6.500% 09/15/2028 DD 09/01/98	4,951	5,575	5,349
	GNMA POOL #0467228	6.500% 09/15/2028 DD 09/01/98	7,349	8,729	7,939
	GNMA POOL #0471563	6.500% 09/15/2028 DD 09/01/98	39,572	47,162	42,748
	GNMA POOL #0486470	6.500% 08/15/2028 DD 08/01/98	4,235	5,316	4,575
	GNMA POOL #0486516	6.500% 09/15/2028 DD 09/01/98	3,310	4,149	3,576
	GNMA POOL #0488278	7.000% 10/15/2028 DD 10/01/98	5,700	7,514	6,342
	GNMA POOL #0637804	5.000% 01/15/2035 DD 01/01/05	504,307	494,772	521,307
	GNMA POOL #0658182	6.000% 11/15/2036 DD 11/01/06	205,638	211,871	217,847
	GNMA POOL #0780732	7.000% 03/15/2028 DD 03/01/98	44,111	64,073	49,006
	GNMA POOL #0781001	7.500% 03/15/2029 DD 03/01/99	9,117	14,074	10,257
	GNMA POOL #0782148	6.000% 04/15/2037 DD 04/01/07	1,217,500	1,254,402	1,288,736
	GOLDMAN SACHS CAPITAL II	VAR RT 12/29/2049 DD 05/15/07	20,000	18,038	15,500
	GOLDMAN SACHS GROUP INC BD	6.150% 04/01/2018 DD 04/01/08	270,000	271,355	289,035
	GOLDMAN SACHS GROUP INC SR NT	5.450% 11/01/2012 DD 10/18/07	100,000	99,867	107,518
	GS MTG SECS CORP 04-FM2 M1	VAR RT 01/25/2034 DD 03/30/04	480,322	254,570	360,693
	GS MTG SECS CORP 05-RP3 144A	VAR RT 09/25/2035 DD 08/25/05	145,148	101,604	107,616
	HOME OWNERSHIP FDG 2 144A	13.338% PFD	800	800,504	76,865
	HOME OWNERSHIP FUNDING PFD		2,000	2,001,678	192,162
	HOUSEHOLD FIN CORP NT	8.000% 07/15/2010 DD 07/18/00	330,000	356,076	341,986
	HOUSEHOLD FIN CORP NT	6.375% 10/15/2011 DD 10/23/01	50,000	52,233	53,176
	HOUSEHOLD FIN CORP NT	7.000% 05/15/2012 DD 05/22/02	10,000	10,135	10,874
	HOUSEHOLD FIN CORP NT	6.375% 11/27/2012 DD 11/27/02	40,000	39,746	43,561
	HYDRO-QUEBEC NTS	6.300% 11-MAY-2011 NT	135,000	135,951	144,195
	HYPOTHEKENBANK IN ESSEN 144A	5.000% 01/20/2012 DD 11/15/06	1,610,000	1,608,438	1,706,117
	J P MORGAN CHASE & CO GBL NT	6.750% 02/01/2011 DD 01/30/01	300,000	312,198	316,455
	JP MORGAN CHASE & CO	5.600% 06/01/2011 DD 05/16/06	90,000	89,962	95,268
	JP MORGAN CHASE & CO GLOBAL NT	5.750% 01/02/2013 DD 11/25/02	390,000	398,167	415,931
	JP MORGAN CHASE 05-CIBC13 A4	VAR RT 01/12/2043 DD 11/01/05	90,000	90,450	85,687
	JP MORGAN MTG TR 2004-AR2 4A1	VAR RT 05/25/2034 DD 04/01/04	195,053	192,950	179,251
	JPMORGAN CHASE & CO FDIC GTD	VAR RT 02/23/2011 DD 02/23/09	1,100,000	1,102,112	1,106,578
	KERR MCGEE CORP NT	6.950% 07/01/2024 DD 07/01/04	40,000	43,016	43,320

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA-/A1)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	KEYBANK NATL ASSN MTN #SB00001	4.950% 09/15/2015 DD 09/14/05	40,000	37,286	37,268
	KINDER MORGAN ENERGY PARTNERS	7.125% 03/15/2012 DD 03/14/02	110,000	114,426	119,951
	KINDER MORGAN ENERGY PARTNERS	6.950% 01/15/2038 DD 06/21/07	250,000	247,247	266,440
	KINDER MORGAN ENERGY PRTNS LP	6.000% 02/01/2017 DD 01/30/07	30,000	29,960	31,497
	KINDER MORGAN ENERGY SR NT	5.000% 12/15/2013 DD 11/21/03	30,000	28,139	31,494
	LEHMAN PROXY WAMCO - REC		335,570	335,570	-
	MADISON AVE MFD HSG 02 A CL A1	VAR RT 03/25/2032 DD 03/28/02	249,401	249,752	237,542
	MASTR ADJ RATE MTGS 04-15 1A1	VAR RT 12/25/2034 DD 11/01/04	38,429	38,188	23,583
	MASTR ADJ RATE MTGS 2005-1 7A1	VAR RT 02/25/2035 DD 01/01/05	312,589	269,603	214,142
	MASTR TR 2006-1 CTF 144A (2A1)	VAR RT 07/25/2035 DD 01/01/06	339,504	290,221	287,125
	MERRILL LYNCH & CO INC SUB NT	6.050% 05/16/2016 DD 05/16/06	410,000	407,774	413,690
	METLIFE INC JR SUB DEB	VAR RT 12/15/2036 DD 12/21/06	545,000	521,010	476,875
	MORGAN STANLEY CAP 05-HQ6 A-4A	4.989% 08/13/2042 DD 08/01/05	390,000	392,138	377,512
	MORGAN STANLEY DW & CO NT	6.600% 04/01/2012 DD 04/03/02	490,000	522,132	533,115
	MORGAN STANLEY SR MTN SER F	VAR RT 10/18/2016 DD 10/18/06	90,000	90,333	83,367
	NAAC REPERFORMING 04-R1 144A	6.500% 03/25/2034 DD 01/01/04	100,739	84,715	96,804
	NAAC REPERFORMING LN 04-R2	VAR RT 10/25/2034 DD 08/01/04	114,816	96,550	106,814
	NELNET STUDENT LN TR 08-4 A4	VAR RT 04/25/2024 DD 05/20/08	220,000	220,000	229,678
	NEWS AMER INC SR NT	6.650% 11/15/2037 DD 11/14/07	10,000	9,855	10,563
	NORDEA BANK AB 144A	3.700% 11/13/2014 DD 11/13/09	240,000	239,652	239,537
	OCCIDENTAL PETE CORP SR NT	7.000% 11/01/2013 DD 10/21/08	400,000	396,544	459,592
	ONTARIO HYDRO	7.450% 03/31/2013 DD 03/31/93	875,000	1,096,463	998,638
	PACIFIC GAS & ELEC CO 1ST MTG	6.050% 03/01/2034 DD 03/23/04	270,000	279,587	281,888
	PACIFIC GAS & ELEC CO SR NT	8.250% 10/15/2018 DD 10/21/08	30,000	29,503	36,632
	PEMEX PROJ FDG MASTER TR GTD	6.625% 06/15/2035 DD 12/15/05	17,000	17,765	16,187
	PEPSICO INC SR NT	7.900% 11/01/2018 DD 10/24/08	240,000	241,302	294,540
	PETROBRAS INTL FIN CO	5.750% 01/20/2020 DD 10/30/09	82,000	82,362	83,418
	PETROBRAS INTL FIN CO GLOBAL	6.125% 10/06/2016 DD 10/06/06	110,000	109,577	117,975
	PPG INDS INC NT	6.650% 03/15/2018 DD 03/18/08	190,000	199,772	206,825
	RABOBANK NEDERLAND	VAR RT 12/29/2049 DD 06/04/09	130,000	130,000	158,503
	REED ELSEVIER CAP INC GTD NT	8.625% 01/15/2019 DD 01/16/09	150,000	149,418	182,516
	RESIDENTIAL ASSET 02-RS6 A-11	VAR RT 11/25/2032 DD 11/26/02	85,877	86,072	42,921
	RESIDENTIAL P/T CTF 04-QA6	VAR RT 12/26/2034 DD 12/01/04	-	-	-
	RESONA PFD GLOBAL SECS 144A	VAR RT 12/29/2049 DD 07/25/05	40,000	40,144	32,717
	REYNOLDS AMERN INC SR SECD NT	7.625% 06/01/2016 DD 12/01/06	120,000	103,200	130,822
	REYNOLDS AMERN INCSR SECD NT	7.250% 06/01/2012 DD 12/01/06	50,000	54,749	54,966
	ROCHE HLDGS INC	6.000% 03/01/2019 DD 02/25/09	170,000	167,328	186,805
	ROYAL BK SCOTLAND GRP PLC	6.400% 10/21/2019 DD 10/21/09	240,000	239,738	239,230
	ROYAL KPN NV NT	8.000% 10/01/2010 DD 10/04/00	240,000	262,761	252,000
	ROYAL KPN NV NT	8.375% 10/01/2030 DD 10/04/00	130,000	154,935	162,887
	RUSSIAN FEDERATION BDS REG S	VAR RT -MAR-2030	846,000	774,258	954,923
	SASC 2005-RF1 A	VAR RT 03/25/2035 DD 04/29/05	79,600	58,917	60,519
	SBC COMMUNICATIONS	5.100% 09/15/2014 DD 11/03/04	150,000	145,065	161,349
	SCHERING-PLOUGH SR NT	6.000% 09/15/2017 DD 09/17/07	360,000	371,599	399,866
	SHELL INTL FIN B V GTD NT	6.375% 12/15/2038 DD 12/11/08	190,000	188,991	214,202
	SHINSEI FIN CAYMAN LTD 144A	VAR RT 01/29/2049 DD 02/23/06	300,000	290,952	174,750
	SOUTHERN NAT GAS 144A	5.900% 04/01/2017 DD 03/26/07	30,000	30,016	30,808
	STATE STR BK & TR CO FDIC GTD	VAR RT 09/15/2011 DD 03/20/09	1,300,000	1,306,578	1,305,707
	STRUCTURED 2005-RF3 1A 144A	VAR RT 006/25/2035 DD 07/29/05	225,162	130,594	168,853
	STRUCTURED ASSET P/T 06 I-A-1A	VAR RT 08/25/2036 DD 09/05/06	819,104	818,880	396,110
	SUNTRUST CAP VIII GTD TR PFD	VAR RT 12/15/2036 DD 12/06/06	510,000	479,094	355,225
	TCI COMMUNICATIONS INC DEB	7.875% 02/15/2026 DD 02/14/96	60,000	62,548	67,256
	TEACHERS INSUR & ANNUITY	6.850% 12/16/2039 DD 12/16/09	220,000	221,674	227,423
	TELECOM ITALIA CAP GTD SR NT	4.950% 09/30/2014 DD 09/30/05	120,000	119,581	124,378
	TELECOM ITALIA CAP GTD SR NT B	5.250% 11/15/2013 DD 05/15/04	75,000	74,781	78,884
	TELEFONICA EMISIONES S A U SR	6.221% 07/03/2017 DD 07/02/07	540,000	560,428	595,193
	TENNESSEE VALLEY AUTH BD	6.250% 12/15/2017 DD 12/15/97	260,000	297,809	296,556
	TENNESSEE VALLEY AUTH BD	5.250% 09/15/2039 DD 09/15/09	130,000	128,547	128,811

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA-/A1)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	THORNBURG MTG 07 4 CL 2A-1	VAR RT 09/25/2037 DD 08/01/07	592,045	589,917	472,920
	TIME WARNER CABLE INC	6.750% 06/15/2039 DD 06/29/09	120,000	116,557	125,676
	TIME WARNER CABLE INC NT	8.250% 04/01/2019 DD 03/26/09	230,000	261,596	273,951
	TIME WARNER CABLE INC NT	8.750% 02/14/2019 DD 11/18/08	360,000	355,928	438,757
	TNK BP FIN S A MTN 144A 00002	7.500% 07/18/2016 DD 07/18/06	250,000	249,065	256,250
	TOYATO MTR CR CORP MEDIUM TERM	VAR RT 02/26/2010 DD 02/26/08	1,400,000	1,400,000	1,400,224
	TRANSOCEAN INC SR NT	5.250% 03/15/2013 DD 12/11/07	300,000	306,876	321,492
	TRAVELERS COS INC JR SUB DEB	VAR RT 03/15/2037 DD 03/12/07	310,000	295,464	282,407
	U S TREASURY BOND	3.500% 02/15/2039 DD 02/15/09	5,300,000	4,534,934	4,341,018
	U S TREASURY BOND	4.250% 05/15/2039 DD 05/15/09	660,000	654,863	619,166
	U S TREASURY BOND	4.500% 08/15/2039 DD 08/15/09	1,160,000	1,208,938	1,133,714
	U S TREASURY BONDS	4.375% 11/15/2039 DD 11/15/09	1,240,000	1,216,540	1,186,916
	U S TREASURY NOTE	2.750% 10/31/2013 DD 10/31/08	760,000	769,532	778,346
	U S TREASURY NOTE	2.750% 02/15/2019 DD 02/15/09	1,740,000	1,653,705	1,601,896
	U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	770,000	737,275	729,213
	U S TREASURY NOTE	1.125% 06/30/2011 DD 06/30/09	1,300,000	1,298,984	1,305,278
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09	150,000	151,377	147,470
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	260,000	260,000	258,092
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	2,250,000	2,265,879	2,208,330
	U S TREASURY NOTES	1.750% 08/15/2012 DD 08/15/09	500,000	504,688	503,240
	U S TREASURY NOTES	2.375% 10/31/2014 DD 10/31/09	150,000	152,742	148,371
	U S TREASURY NOTES	3.125% 10/31/2016 DD 10/31/09	340,000	339,660	335,723
	U S TREASURY NOTES	3.375% 11/15/2019 DD 11/15/09	6,950,000	6,895,164	6,685,066
	U S TREASURY NOTES	2.125% 11/30/2014 DD 11/30/09	2,890,000	2,883,495	2,821,594
	UNILEVER CAP CORP	7.125% 11/01/2010 DD 10/24/00	125,000	123,880	131,761
	UNITED MEXICAN MTN #TR00019	5.625% 01/15/2017 DD 03/10/06	6,000	5,877	6,255
	UNITED MEXICAN STS MTN TR00017	6.750% 09/27/2034 DD 09/27/04	358,000	358,731	377,690
	UNITED PARCEL SVC INC	4.500% 01/15/2013 DD 01/15/08	290,000	288,768	308,328
	UNITEDHEALTH GROUP INC SR NT	4.875% 02/15/2013 DD 02/07/08	190,000	190,405	198,789
	US TREAS-CPI INFLAT	2.375% 01/15/2025 DD 07/15/04	756,895	776,202	798,645
	US TREAS-CPI INFLAT	2.000%001/15/2026 DD 01/15/06	621,899	593,345	624,573
	US TREAS-CPI INFLATION INDEX	2.500% 01/15/2029 DD 01/15/09	352,398	379,812	377,975
	VALE OVERSEAS LTD GTD NT	6.875% 11/21/2036 DD 11/21/06	228,000	228,622	227,808
	VERIZON COMMUNICATIONS INC NT	6.400% 02/15/2038 DD 02/12/08	810,000	782,930	846,782
	WACHOVIA BK COML MTG 05-C18 A4	VAR RT 04/15/2042 DD 05/01/05	220,000	220,916	213,877
	WACHOVIA CAP TR III FIXED FLTG	VAR RT 03/15/2042 DD 02/01/06	170,000	170,164	130,050
	WACHOVIA CORP GLOBAL MED TERM	5.750% 02/01/2018 DD 01/31/08	570,000	573,592	594,835
	WACHOVIA CORP NEW NT	5.625% 10/15/2016 DD 10/23/06	420,000	343,952	429,446
	WAMU MTG P/T 05-AR11 A-1B3	VAR RT 08/25/2045 DD 08/25/05	317,515	318,160	174,199
	WAMU MTG PASS 2005-AR17 A1A2	VAR RT 12/25/2045 DD 12/21/05	301,416	301,416	162,053
	WAMU MTG PASS 2005-AR19 A1A2	VAR RT 12/26/2045 DD 12/23/05	411,888	412,982	261,804
	WELLPOINT INC NT	5.875% 06/15/2017 DD 06/08/07	270,000	272,114	278,168
	WELLS FARGO & CO NEW SUB NT	6.375% 08/01/2011 DD 07/31/01	180,000	186,257	191,759
	WELLS FARGO & CO SR NT	5.300% 08/26/2011 DD 08/29/06	15,000	14,973	15,886
	WELLS FARGO CAP X GTD CAP SECS	5.950% 12/15/2036 DD 12/05/06	100,000	100,179	87,000
	WELLS FARGO CAP XV	VAR RT 12/31/2049 DD 09/10/08	260,000	260,000	278,200
	WILLIAMS COMPANIES INC	8.750% 01/15/2020 DD 07/15/09	25,000	28,500	29,824
	WILLIAMS COS INC NT	7.875% 09/01/2021 DD 08/21/01	215,000	232,450	246,609
	WYETH NT	5.950% 04/01/2037 DD 03/27/07	200,000	198,642	208,556
	XTO ENERGY INC	7.500% 04/15/2012 DD 04/23/02	80,000	94,564	89,202
	XTO ENERGY INC SR NT	6.750% 08/01/2037 DD 07/19/07	30,000	28,765	35,337
	XTO ENERGY INC SR NT	5.500% 06/15/2018 DD 04/18/08	260,000	258,801	277,334
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		6,618,496	6,618,496
	TOTAL UNDERLYING ASSETS			137,830,845	135,383,321
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				2,657,368
	CONTRACT VALUE				138,040,689

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA-/A1)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABU DHABI NATL ENERGY CO 144A	6.500% 27-OCT-2036 USD1000	325,000	330,908	289,127
	ACE CAP TR II CAP SECS	9.700% 04/01/2030 DD 03/31/00	225,000	310,655	252,680
	ACE INA HLDG INC SR NT	5.700% 02/15/2017 DD 02/08/07	145,000	144,997	153,887
	ACE INA HOLDINGS	5.900% 06/15/2019 DD 06/08/09	15,000	14,857	16,137
	ALLSTATE CORP	6.200% 05/16/2014 DD 05/13/09	90,000	89,873	99,532
	ALLYA 2009-A A3	2.330% 06/17/2013 DD 09/11/09	370,000	369,953	373,319
	AMERISOURCEBERGEN CORP SR NT	5.875% 09/15/2015 DD 03/15/06	370,000	363,889	403,233
	AMGEN INC	6.400% 02/01/2039 DD 01/16/09	195,000	194,089	213,968
	ANHEUSER BUSCH INBEV 144A	7.750% 01/15/2019 DD 01/12/09	325,000	324,750	380,507
	ANHEUSER-BUSCH INBEV WOR	6.875% 11/15/2019 DD 05/14/09	25,000	24,906	27,910
	ANHEUSER-BUSCH INBEV WOR	5.375% 01/15/2020 DD 10/16/09	125,000	124,181	127,533
	AOL TIME WARNER INC DEB	7.625% 04/15/2031 DD 04/19/01	150,000	142,982	174,245
	AOL TIME WARNER INC NT	6.750% 04/15/2011 DD 04/19/01	325,000	323,267	344,338
	ARCELORMITTAL SA LUXEMBOURG NT	6.125% 06/01/2018 DD 05/27/08	280,000	278,799	288,915
	AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	330,000	323,601	380,391
	AT&T WIRELESS SVCS INC SR NT	8.125% 05/01/2012 DD 04/16/02	250,000	258,125	282,483
	AVENT INC NT	6.625% 09/15/2016 DD 09/12/06	175,000	175,429	180,546
	B A T INTL FIN PLC NT 144A	9.500% 11/15/2018 DD 11/21/08	165,000	163,442	209,532
	BAE SYSTEMS HOLDINGS INC	6.375% 06/01/2019 DD 06/04/09	130,000	129,546	139,837
	BANC AMER COML MTG 05-2 A-4	VAR RT 07/10/2043 DD 06/01/05	480,000	461,588	485,683
	BANK AMER CORP SR NT	5.750% 12/01/2017 DD 12/04/07	165,000	141,481	168,963
	BANK AMER CORP SUB NT	5.420% 03/15/2017 DD 03/15/07	500,000	477,501	493,550
	BANK AMER FDG CORP MED TERM	5.650% 05/01/2018 DD 05/02/08	70,000	56,991	71,093
	BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	470,000	471,936	480,251
	BEAR STEARNS 07 TOP28 CL A-4	5.742% 09/11/2042 DD 10/01/07	390,000	336,923	375,609
	BEAR STEARNS COML 04-PWR3 A4	4.715% 02/11/2041 DD 03/01/04	180,000	160,664	174,805
	BEAR STEARNS COML 05-PWR7 A3	5.116% 02/11/2041 DD 03/01/05	730,000	696,159	714,378
	BEAR STEARNS COML 05-TOP18 A-4	4.933% 02/13/2042 DD 04/01/05	430,000	414,597	420,351
	BEAR STEARNS COML 06-PWR11 A4	VAR RT 03/11/2039 DD 03/01/06	725,000	589,516	708,637
	BEAR STEARNS COML MTG 01-A2	6.480% 02/15/2035 DD 05/01/01	599,960	610,647	620,982
	BEAR STEARNS COS INC MTN	6.950% 08/10/2012 DD 08/10/07	100,000	103,642	111,728
	BEAR STEARNS COS INC SR NT	5.350% 02/01/2012 DD 01/25/07	20,000	19,300	21,251
	BEAR STEARNS COS INC SR NT	6.400% 10/02/2017 DD 10/02/07	150,000	149,562	163,512
	BELLSOUTH CORP NT	4.750% 11/15/2012 DD 11/15/04	325,000	324,207	347,038
	BERKLEY WR CORP NT	5.875% 02/15/2013 DD 02/14/03	175,000	173,373	177,217
	BLACKROCK INC	3.500% 12/10/2014 DD 12/10/09	220,000	219,681	217,237
	BRANDYWINE OPER PARTNERSHIP LP	5.700% 05/01/2017 DD 04/30/07	240,000	239,601	215,275
	BRAZIL(REP OF)	7.125% 01/20/2037 USD1000	60,000	65,178	68,850
	BTM CURACO HLDGS MTN 144A	VAR RT 07/21/2015 DD 07/21/05	320,000	320,000	324,854
	CALIFORNIA ST	4.850% 10/01/2014 DD 10/15/09	420,000	423,952	414,658
	CAPITAL ONE MULTI 06-2 A	4.850% 11/15/2013 DD 02/03/06	250,000	256,182	259,085
	CARGILL INC BD 144A	5.600% 09/15/2012 DD 09/11/07	365,000	364,887	392,620
	CELLCO PART/VERI WIRELSS	8.500% 11/15/2018 DD 05/15/09	325,000	321,539	403,124
	CELLCO PART/VERI WIRELSS	5.550% 02/01/2014 DD 08/01/09	45,000	44,711	48,838
	CENTERPOINT ENERGY INC SR NT	6.500% 05/01/2018 DD 05/06/08	75,000	74,615	77,207
	CIA BRAS BEBIDAS NTS	8.750% 15-SEPT-2013	330,000	374,788	385,433
	CITIBANK CR CARD 2001-A7 A7	VAR RT 08/15/2013 DD 08/23/01	894,000	869,974	886,303
	CITIGROUP BANKING INST	8.500% 05/22/2019 DD 05/22/09	390,000	387,965	450,353
	CITIGROUP INC	5.500% 10/15/2014 DD 09/24/09	365,000	363,157	369,573
	CONOCOPHILLIPS	6.000% 01/15/2020 DD 05/21/09	500,000	496,235	554,010
	CONTINENTAL AIRLS PASSTHRU TR	5.983% 04/19/2022 DD 04/10/07	70,000	70,000	67,550
	CORPORACION NACIONAL 144A	6.375% 11/30/2012 DD 12/02/02	90,000	89,600	100,776
	COUNTRYWIDE FINL MTN #TR00007	4.500% 06/15/2010 DD 06/13/05	60,000	58,465	61,002
	COX COMMUNICATIONS INC 144A	8.375% 03/01/2039 DD 02/20/09	50,000	49,807	62,259
	COX COMMUNICATIONS INC NEW NT	5.450% 12/15/2014 DD 12/15/04	375,000	367,673	401,756
	CVS PASS-THROUGH TRUST	5.880% 01/10/2028 DD 06/10/09	410,827	410,827	384,345

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA-/A1)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	CWMBS INC 05-7 CHL 1-A-1	VAR RT 03/25/2035 DD 01/27/05	71,236	71,236	48,122
	CWMBS INC 2004-29 MTG CL 1-A-1	VAR RT 02/25/2035 DD 12/29/04	29,530	29,530	19,432
	CYTEC INDS INC NT	6.000% 10/01/2015 DD 10/04/05	375,000	374,071	395,333
	DISCOVER FINL SVCS SR NT	6.450% 06/12/2017 DD 12/12/07	80,000	79,837	74,875
	DOMINION RES INC VA NEW SR NT	6.400% 06/15/2018 DD 06/17/08	255,000	254,760	278,542
	DR PEPPER SNAPPLE GROUP	2.350% 12/21/2012 DD 12/21/09	215,000	214,920	215,230
	DUKE ENERGY CORP NEW SR NT	5.650% 06/15/2013 DD 06/16/08	400,000	399,212	429,084
	EDF S A NT 144A	6.500% 01/26/2019 DD 01/26/09	325,000	323,986	364,852
	ENEL FIN INTL SA GTD NT 144A	6.800% 09/15/2037 DD 09/20/07	170,000	169,550	187,966
	ENEL FINANCE INTL SA 144A	5.125% 10/07/2019 DD 10/07/09	235,000	233,966	236,452
	ENEL FINANCE INTL SA 144A	6.000% 10/07/2039 DD 10/07/09	105,000	104,990	105,555
	ENERGEN CORP MTN #TR 00018	7.625% 12/15/2010 DD 12/22/00	500,000	502,075	520,895
	ERAC USA FIN CO GTD 144A	7.000% 10/15/2037 DD 10/17/07	100,000	99,134	97,881
	ERAC USA FIN CO GTD NT 144A	8.000% 01/15/2011 DD 01/16/01	325,000	349,781	340,766
	EVEREST REINS HDLGS INC	5.400% 10/15/2014 DD 10/12/04	250,000	250,055	244,243
	EVEREST REINS HLDS INC	VAR RT 05/15/2037 DD 05/03/07	325,000	325,895	237,250
	EXPRESS SCRIPTS INC	6.250% 06/15/2014 DD 06/09/09	180,000	179,233	196,403
	FEDERAL HOME LN MTG CORP REF	5.000% 04/18/2017 DD 04/05/07	1,100,000	1,108,135	1,194,534
	FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	737,408	708,200	757,613
	FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	150,747	144,776	154,877
	FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	376,736	361,814	387,058
	FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	19,026	18,273	19,548
	FHLMC POOL #A6-9756	5.000% 12/01/2037 DD 12/01/07	1,648,281	1,580,804	1,692,141
	FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	1,601,375	1,535,819	1,643,987
	FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	6,098,847	6,022,611	6,260,832
	FHLMC POOL #B1-1979	5.500% 01/01/2019 DD 01/01/04	52,871	52,929	56,365
	FHLMC POOL #B1-5149	5.500% 06/01/2019 DD 06/01/04	71,189	73,703	75,870
	FHLMC POOL #B1-5992	5.500% 08/01/2019 DD 08/01/04	175,438	181,633	186,973
	FHLMC POOL #B1-6466	5.500% 09/01/2019 DD 09/01/04	290,301	290,618	309,388
	FHLMC POOL #E0-1216	5.500% 10/01/2017 DD 10/01/02	200,037	207,101	213,003
	FHLMC POOL #E0-1648	5.500% 05/01/2019 DD 05/01/04	19,679	20,374	20,986
	FHLMC POOL #E9-2026	5.500% 10/01/2017 DD 10/01/02	240,605	249,101	256,124
	FHLMC POOL #E9-9911	5.500% 10/01/2018 DD 09/01/03	176,736	182,977	188,413
	FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	611,029	573,938	627,771
	FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	2,434,267	2,451,003	2,552,670
	FHLMC POOL #G1-0847	5.500% 11/01/2013 DD 11/01/98	4,947	5,121	5,259
	FHLMC POOL #G1-2164	6.500% 05/01/2017 DD 05/01/06	6,838	6,946	7,331
	FHLMC POOL #G1-2165	6.500% 01/01/2019 DD 05/01/06	4,499	4,570	4,834
	FHLMC MULTICLASS CTFS 2627 BG	3.250% 06/15/2017 DD 06/01/03	257,630	247,164	263,347
	FHLMC MULTICLASS CTFS 2684 PH	5.000% 01/15/2033 DD 10/01/03	460,000	451,627	477,636
	FHLMC MULTICLASS MTG 2736 PD	5.000% 03/15/2032 DD 01/01/04	660,000	646,336	683,126
	FHLMC MULTICLASS MTG K003 A5	5.085% 03/25/2019 DD 06/01/09	175,000	176,749	181,060
	FNMA POOL #0251196	7.000% 09/01/2012 DD 08/01/97	4,615	7,272	4,880
	FNMA POOL #0252441	6.000% 05/01/2019 DD 04/01/99	38,760	42,231	41,787
	FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	1,588,509	1,557,421	1,665,869
	FNMA POOL #0420642	7.000% 10/01/2012 DD 03/01/98	3,049	4,190	3,112
	FNMA POOL #0545892	5.235% 10/01/2012 DD 09/01/02	607,084	661,888	644,875
	FNMA POOL #0555435	4.518% 05/01/2013 DD 05/01/03	797,099	789,595	833,415
	FNMA POOL #0555648	4.542% 06/01/2013 DD 07/01/03	893,357	929,336	936,989
	FNMA POOL #0693008	5.000% 05/01/2018 DD 05/01/03	15,173	15,227	15,985
	FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	558,195	530,220	575,142
	FNMA POOL #0726028	5.000% 08/01/2018 DD 07/01/03	66,147	66,385	69,690
	FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	313,913	315,973	329,935
	FNMA POOL #0733371	5.000% 08/01/2018 DD 07/01/03	195,432	197,264	205,899
	FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	221,435	222,888	232,737
	FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	397,905	400,516	418,214
	FNMA POOL #0735065	4.498% 08/01/2013 DD 11/01/04	1,180,879	1,186,691	1,232,991

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA-/A1)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0738499	5.500% 09/01/2033 DD 09/01/03	261,043	262,756	274,366
	FNMA POOL #0738632	5.000% 11/01/2018 DD 11/01/03	332,389	335,505	350,191
	FNMA POOL #0743133	5.000% 10/01/2018 DD 09/01/03	308,866	311,761	325,409
	FNMA POOL #0743186	5.000% 10/01/2018 DD 09/01/03	668,197	674,461	703,985
	FNMA POOL #0743859	5.000% 11/01/2018 DD 10/01/03	751,118	758,159	791,348
	FNMA POOL #0743887	5.000% 11/01/2018 DD 10/01/03	291,048	293,777	306,636
	FNMA POOL #0747866	5.000% 11/01/2018 DD 11/01/03	399,227	402,970	420,610
	FNMA POOL #0757861	5.000% 10/01/2018 DD 11/01/03	271,232	273,775	285,760
	FNMA POOL #0778421	5.000% 08/01/2035 DD 07/01/05	125,674	123,612	129,215
	FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	378,361	372,153	389,023
	FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	139,793	137,500	143,733
	FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	29,109	28,632	29,930
	FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	632,385	622,010	650,206
	FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	68,923	65,423	70,865
	FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	581,235	571,699	597,614
	FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	352,639	346,854	362,576
	FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	274,835	270,326	282,580
	FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	376,062	369,893	386,660
	FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	478,123	462,360	491,597
	FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	192,055	182,430	197,467
	FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	111,700	106,102	114,848
	FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	666,826	633,407	685,618
	FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	620,544	589,444	638,031
	FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	246,108	233,610	253,043
	FNMA POOL #0871045	6.500% 01/01/2037 DD 01/01/07	771,053	792,739	827,440
	FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	46,022	45,122	48,263
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	3,598,054	3,589,622	3,785,657
	FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	1,717,293	1,660,541	1,765,686
	FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	488,968	479,876	512,781
	FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	58,426	55,498	60,072
	FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	111,803	109,724	117,248
	FNMA POOL #0955713	6.000% 11/01/2037 DD 11/01/07	4,857,376	4,909,366	5,152,608
	FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	1,177,852	1,150,154	1,210,054
	FNMA POOL #0967427	6.500% 11/01/2037 DD 12/01/07	1,330,280	1,367,694	1,426,100
	FNMA POOL #0967987	6.500% 01/01/2038 DD 01/01/08	265,287	272,749	284,383
	FORD CR AUTO 07-A CL A-4A	5.470% 06/15/2012 DD 06/27/07	750,000	774,141	784,695
	FORDO 2009-D A4	2.980% 08/15/2014 DD 09/11/09	360,000	359,941	364,579
	GENERAL ELEC CAP CORP	6.000% 08/07/2019 DD 08/07/09	300,000	299,664	311,406
	GENERAL ELEC CAP CORP MTN 0081	6.875% 01/10/2039 DD 01/09/09	270,000	265,891	278,824
	GENERAL ELEC CO NT	5.250% 12/06/2017 DD 12/06/07	565,000	560,452	577,351
	GFCM LLC 03-1 A-5 144A	5.7426% 05/12/2035 DD 09/01/03	140,000	140,699	137,448
	GNMA POOL #0249532	8.500% 04/15/2018 DD 05/01/88	16,255	17,554	18,435
	GNMA POOL #0345910	6.000% 12/15/2023 DD 12/01/93	40,270	41,969	42,941
	GNMA POOL #0427239	6.000% 01/15/2028 DD 01/01/98	1,086	1,132	1,160
	GNMA POOL #0434429	6.500% 06/15/2014 DD 07/01/99	26,297	32,735	28,268
	GNMA POOL #0462428	6.500% 12/15/2012 DD 12/01/97	2,922	4,044	3,132
	GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	9,462	9,862	10,109
	GNMA POOL #0477585	6.500% 09/15/2013 DD 09/01/98	2,520	3,650	2,709
	GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	5,500	5,732	5,875
	GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	34,389	35,948	36,738
	GNMA POOL #0493395	6.500% 01/15/2014 DD 01/01/99	17,817	20,776	19,153
	GNMA POOL #0507745	6.500% 04/15/2014 DD 04/01/99	1,151	1,800	1,231
	GNMA POOL #0513006	6.500% 07/15/2014 DD 07/01/99	9,672	12,283	10,398
	GNMA POOL #0517858	6.500% 09/15/2014 DD 09/01/99	25,235	28,111	27,127
	GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	2,022	2,085	2,160
	GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	21,893	22,885	23,361
	GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	971,186	1,004,798	1,032,352

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA-/A1)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GNMA GTD REMIC P/T 06-38 XS IO	VAR RT 09/16/2035 DD 08/16/06	143,271	7,208	20,928
	GNMA II POOL #0782071	7.000% 05/15/2033 DD 03/01/06	191,714	200,042	211,586
	GOLDMAN SACHS GROUP INC BD	6.150% 04/01/2018 DD 04/01/08	70,000	69,930	74,935
	GOLDMAN SACHS GROUP INC MTN	7.500% 02/15/2019 DD 02/05/09	165,000	168,345	192,357
	GOLDMAN SACHS GROUP INC SR NT	6.250% 09/01/2017 DD 08/30/07	145,000	140,975	155,499
	GOLDMAN SACHS GROUP INC SR NT	5.450% 11/01/2012 DD 10/18/07	170,000	169,774	182,781
	GOLDMAN SACHS GROUP INC SUB GL	5.950% 01/15/2027 DD 11/09/06	350,000	309,442	336,606
	GOLDMAN SACHS GROUP IND SUB NT	6.450% 05/01/2036 DD 04/18/06	270,000	269,206	265,937
	GREENWICH CAP MTG 03-C2 A-4	4.915% 01/05/2036 DD 12/01/03	1,000,000	1,049,885	1,018,790
	GRUPO TELEVISA S.A.	6.625% 01/15/2040 DD 11/30/09	275,000	270,377	271,956
	GS MTG SECS CORP II 2005-GG4	4.751% 07/10/2039 DD 06/01/05	1,000,000	1,007,474	968,170
	HARLEY DAVIDSON 07 3 CL A-4A	5.520% 11/15/2013 DD 08/30/07	165,000	166,959	173,253
	HEALTH CARE PPTY INVS INC SR	6.450% 06/25/2012 DD 06/25/02	155,000	155,471	159,580
	HEALTH CARE PPTY INVS INC SR	6.000% 03/01/2015 DD 02/28/03	95,000	94,471	94,381
	HEALTH CARE PROPERTIES	5.650% 12/15/2013 DD 12/04/06	125,000	124,710	125,218
	HONDA AUTO REC 08-1 CL A-3	4.470% 01/18/2012 DD 06/26/08	142,701	146,626	145,324
	HSBC BK USA TRANCE TRANCHE	7.000% 01/15/2039 DD 06/18/08	250,000	246,993	280,063
	HSBC HLDGS PLC SUB NT	6.800% 06/01/2038 DD 05/27/08	275,000	274,403	298,449
	IBERDROLA FIN IRELAND	5.000% 09/11/2019 DD 09/11/09	290,000	288,153	288,594
	IMPAC CMB TR 05-1 1-A-1	VAR RT 04/25/2035 DD 01/28/05	117,203	117,203	74,815
	INCO LTD	7.200% 15-SEP-2032	300,000	298,656	300,288
	INTERNATIONAL LEASE FIN CORP	5.300% 05/01/2012 DD 04/24/07	180,000	179,779	152,896
	ISRAEL ELECTRIC CORP LTD	7.250% 01/15/2019 DD 05/07/08	325,000	334,133	350,964
	J P MORGAN CHASE 05-CIBC11 A-4	5.335% 08/12/2037 DD 03/01/05	1,250,000	1,226,514	1,233,525
	J P MORGAN CHASE 06-CB16 CLA4	5.552% 05/12/2045 DD 09/01/06	750,000	555,703	712,890
	JP MORGAN CHASE COML 04-CBX A6	4.899% 01/12/2037 DD 11/01/04	300,000	301,488	282,978
	JPMORGAN CHASE & CO NT	5.375% 10/01/2012 DD 10/01/07	300,000	299,739	324,639
	JPMORGAN CHASE & CO NT	4.750% 05/01/2013 DD 04/28/08	50,000	49,842	52,776
	JPMORGAN CHASE & CO SUB NT	6.125% 06/27/2017 DD 06/27/07	550,000	550,000	581,334
	KIMCO REALTY CORP	6.875% 10/01/2019 DD 09/24/09	160,000	159,744	162,698
	KIMCO RLTY CORP MTN #TR00028	5.584% 11/23/2015 DD 11/21/05	175,000	175,079	172,391
	KINDER MORGAN ENERGY SR NT	5.000% 12/15/2013 DD 11/21/03	300,000	298,089	314,943
	LAZARD GROUP LLC SR NT	6.850% 06/15/2017 DD 06/21/07	450,000	450,106	452,876
	LB UBS COML MTG 01-C7 CL A 5	6.133% 12/15/2030 DD 12/11/01	600,000	604,125	630,474
	LIBERTY MUT GRP INC 144A	5.750% 03/15/2014 DD 03/23/04	205,000	203,485	202,062
	LIBERTY MUTUAL INS NTS 144A	7.697% 10/15/2097 DD 10/15/97	110,000	114,826	94,163
	LIBERTY PPTY LTD PARTNERSHIP	6.625% 10/01/2017 DD 09/25/07	110,000	109,324	106,674
	MASS MUTUAL LIFE INS CO	8.875% 06/01/2039 DD 06/01/09	170,000	167,807	208,497
	MERRILL LYNCH & CO INC MEDIUM	5.450% 02/05/2013 DD 02/05/08	150,000	149,805	157,841
	MERRILL LYNCH & CO INC MEDIUM	6.875% 04/25/2018 DD 04/25/08	130,000	129,888	140,067
	MERRILL LYNCH & CO INC MTN	6.400% 08/28/2017 DD 08/28/07	100,000	101,749	105,238
	MERRILL LYNCH & CO INC SUB NT	7.750% 05/14/2038 DD 05/14/08	175,000	174,960	192,280
	MERRILL LYNCH MLMBS 2007-2 IA1	VAR RT 08/25/2036 DD 06/01/07	548,732	542,795	391,570
	MERRILL LYNCH MTG 2004-G A1A	VAR RT 01/25/2030 DD 12/29/04	42,064	42,064	31,388
	MERRILL LYNCH MTG INVS 05-A A1	VAR RT 03/25/2030 DD 02/28/05	104,901	104,901	78,329
	METROPOLITAN LIFE INS NT 144A	7.700% 11/01/2015 DD 11/01/95	500,000	512,095	547,765
	MIZUHO FINL GRP CAYMAN 144A	5.790% 04/15/2014 DD 03/08/04	200,000	199,904	211,406
	MORGAN STANLEY	6.000% 05/13/2014 DD 05/13/09	465,000	495,490	499,968
	MORGAN STANLEY	4.200% 11/20/2014 DD 11/20/09	150,000	149,940	150,105
	MORGAN STANLEY 08-TOP29 CL A-4	VAR RT 01/11/2043 DD 02/01/08	375,000	336,094	374,933
	MORGAN STANLEY CAP 06 T23 A4	VAR RT 08/12/2041 DD 08/01/06	750,000	652,266	755,753
	MORGAN STANLEY CAP 06-TOP21 A4	VAR RT 10/12/2052 DD 01/01/06	595,000	478,231	582,927
	MORGAN STANLEY D W 03 TOP9 A2	4.740% 11/13/2036 DD 02/01/03	1,000,000	1,044,883	1,016,830
	MORGAN STANLEY DW 01-TOP3 A 4	6.390% 07/15/2033 DD 07/01/01	36,818	36,995	38,374
	MORGAN STANLEY DW TR 00-A2	7.200% 10/15/2033 DD 10/01/00	395,938	424,673	403,782
	MORGAN STANLEY GLOBAL MED TERM	5.550% 04/27/2017 DD 04/27/07	100,000	99,697	100,443
	MORGAN STANLEY GLOBAL MEDIUM	6.625% 04/01/2018 DD 04/01/08	225,000	225,000	243,263

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA-/A1)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	MORGAN STANLEY GLOBAL MTN	6.250% 08/28/2017 DD 08/28/07	55,000	54,919	57,397
	MORTGAGE IT TR 05-1 CL 1-A-1	VAR RT 02/25/2035 DD 01/19/05	91,031	91,117	63,622
	MOTIVA ENTERPRISES SR NT 144A	5.200% 09/15/2012 DD 09/24/02	275,000	274,137	282,574
	NAVIGATORS GROUP INC SR NT	7.000% 05/01/2016 DD 04/17/06	74,000	73,769	72,251
	NEW JERSEY ST TPK AUTH TPK REV	7.414% 01/01/2040 DD 04/28/09	150,000	150,000	167,964
	NEW YORK LIFE INSURANCE 144A	6.750% 11/15/2039 DD 10/08/09	350,000	349,192	357,935
	NEWS AMER HLDGS	9.250% 02/01/2013 DD 02/01/93	375,000	418,561	437,528
	NEXEN INC	6.200% 07/30/2019 DD 07/30/09	75,000	74,851	79,359
	NGPL PIPECO LLC SR NT 144A	6.514% 12/15/2012 DD 12/21/07	400,000	400,000	434,756
	PACIFIC LIFE INSURANCE C	9.250% 06/15/2039 DD 06/19/09	265,000	264,873	306,006
	PACTIV CORP NT	5.875% 07/15/2012 DD 06/25/07	45,000	44,897	47,627
	PEPSICO INC SR NT	7.900% 11/01/2018 DD 10/24/08	150,000	149,637	184,088
	PETROBRAS INTL FIN CO	6.875% 01/20/2040 DD 10/30/09	220,000	216,594	226,072
	PFIZER INC NT	6.200% 03/15/2019 DD 03/24/09	175,000	174,823	194,534
	PHILIP MORRIS INTL INC NT	5.650% 05/16/2018 DD 05/16/08	255,000	254,327	268,153
	PNC FDG CORP MTN #00003	5.125% 12/14/2010 DD 12/14/05	250,000	249,903	259,903
	PNC FUNDING CORP	6.700% 06/10/2019 DD 06/09/09	155,000	154,676	173,442
	PRINCIPAL FINANCIAL GROUP INC	7.875% 05/15/2014 DD 05/21/09	235,000	235,000	259,367
	PRUDENTIAL FINANCIAL INC	6.200% 01/15/2015 DD 06/08/09	45,000	44,972	48,414
	PRUDENTIAL FINANCIAL INC	4.750% 09/17/2015 DD 09/15/09	175,000	174,592	177,454
	PRUDENTIAL FINL INC MTN 00029	5.150% 01/15/2013 DD 01/11/08	210,000	209,801	220,916
	QUEST DIAGNOSTICS INC SR NT	5.450% 11/01/2015 DD 10/31/05	160,000	159,488	172,976
	QUEST DIAGNOSTICS INC SR NT	6.950% 07/01/2037 DD 06/22/07	165,000	163,170	183,818
	REALTY INCOME CORP NT	6.750% 08/15/2019 DD 09/05/07	300,000	299,481	293,763
	ROCHE HLDGS INC	6.000% 03/01/2019 DD 02/25/09	375,000	369,105	412,069
	SBC COMMUNICATIONS	5.100% 09/15/2014 DD 11/03/04	380,000	379,586	408,751
	SBC COMMUNS INC GLOBAL NT	5.625% 06/15/2016 DD 08/18/04	55,000	54,590	59,083
	SCL TERMINAL AERO 144A	6.950% 01-JUL-2012 USD	0	0	0
	SEQUOIA MTG TR 04-10 CL A-2	VAR RT 11/20/2034 DD 10/28/04	79,345	79,345	55,618
	SEQUOIA MTG TR 04-12 CTF 1A1	VAR RT 01/20/2035 DD 12/22/04	58,580	58,580	45,762
	SEQUOIA MTG TR 05-1 P/T A-1	VAR RT 02/20/2035 DD 01/27/05	118,014	118,014	82,894
	SEQUOIA MTG TR 2004-11 A1	VAR RT 12/20/2034 DD 11/23/04	49,627	49,627	39,952
	SIMON PPTY GROUP L P NT	5.300% 05/30/2013 DD 05/19/08	300,000	298,899	309,540
	SOUTHWEST AIRLS 07 1 P/T CL A	6.150% 08/01/2022 DD 10/03/07	196,323	196,323	194,360
	STATE OF QATAR	5.250% 01/20/2020 DD 11/24/09	425,000	423,972	429,250
	SUN CDA FINL CO SUB NT 144A	7.250% 12/15/2015 DD 12/19/95	600,000	598,374	597,702
	TELECOM ITALIA CAP GTD SR NT	6.200% 07/18/2011 DD 07/18/06	430,000	446,138	455,138
	TELECOM ITALIA CAP GTD SR NT	6.999% 06/04/2018 DD 06/04/08	65,000	65,000	71,519
	TENNECO PACKAGING INC DEB	7.950% 12/15/2025 DD 11/04/99	275,000	308,382	294,982
	TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	540,000	538,753	567,362
	TIME WARNER CABLE INC NT	8.250% 02/14/2014 DD 11/18/08	140,000	139,789	163,624
	U S TREASURY BOND	08.125% 08/15/2019 DD 08/15/89	1,575,000	2,182,432	2,119,856
	U S TREASURY BOND	6.000% 02/15/2026 DD 02/15/96	250,000	285,215	292,460
	U S TREASURY BOND	06.375% 08/15/2027 DD 08/15/97	775,000	935,838	946,469
	U S TREASURY BOND	5.500% 08/15/2028 DD 08/15/98	1,352,000	1,754,677	1,506,642
	U S TREASURY BOND	6.125% 08/15/2029 DD 08/15/99	625,000	759,494	750,394
	U S TREASURY BOND	3.500% 02/15/2039 DD 02/15/09	1,250,000	1,256,841	1,023,825
	U S TREASURY BOND	4.250% 05/15/2039 DD 05/15/09	700,000	660,352	656,691
	U S TREASURY NOTE	4.250% 08/15/2014 DD 08/15/04	2,500,000	2,726,377	2,697,075
	U S TREASURY NOTE	4.250% 11/15/2014 DD 11/15/04	1,750,000	1,912,422	1,885,083
	U S TREASURY NOTE	4.125% 05/15/2015 DD 05/15/05	250,000	277,892	266,563
	U S TREASURY NOTE	4.250% 08/15/2015 DD 08/15/05	1,500,000	1,633,242	1,605,465
	U S TREASURY NOTE	3.500% 02/15/2018 DD 02/15/08	2,500,000	2,556,250	2,479,500
	U S TREASURY NOTE	3.125% 08/31/2013 DD 08/31/08	650,000	685,257	675,441
	U S TREASURY NOTE	1.125% 01/15/2012 DD 01/15/09	4,000,000	3,990,951	3,996,240
	U S TREASURY NOTE	1.875% 02/28/2014 DD 02/28/09	3,000,000	2,897,930	2,950,560
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09	2,000,000	2,016,875	1,966,260

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA-/A1)
DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	UNION ELEC CO SR SECD NT	6.400% 06/15/2017 DD 06/15/07	345,000	344,696	371,520
	UNION ELEC CO SR SECD NT	6.700% 02/01/2019 DD 06/19/08	225,000	230,463	248,411
	UNITRIN INC SR NT	6.000% 05/15/2017 DD 05/11/07	95,000	94,380	84,173
	UNTRIN INC SR NT	4.875% 11/01/2010 DD 10/30/03	210,000	209,433	209,091
	USAA AUTO OWNER TR 2006-1 A4	5.040% 12/15/2011 DD 02/22/06	124,196	123,604	125,203
	VERIZON COMMUNICATIONS INC NT	8.950% 03/01/2039 DD 11/04/08	275,000	268,078	372,089
	VERIZON GLOBAL FDG CORP NT	7.750% 12/01/2030 DD 06/01/01	260,000	309,518	305,443
	VIACOM INC GTD SR NT	6.625% 05/15/2011 DD 05/17/01	365,000	373,973	382,505
	VIACOM INC NEW SR NT	6.125% 10/05/2017 DD 10/05/07	250,000	248,215	269,640
	VIACOM INC SR NT	6.250% 04/30/2016 DD 04/12/06	257,000	255,872	280,099
	WACHOVIA BK NATL ASSN MTN	6.600% 01/15/2038 DD 12/07/07	250,000	221,260	263,870
	WACHOVIA CORP GLOBAL MED TERM	5.750% 02/01/2018 DD 01/31/08	155,000	142,905	161,753
	WACHOVIA CORP GLOBAL MEDIUM	5.500% 05/01/2013 DD 04/25/08	320,000	319,277	339,946
	WACHOVIA CORP NEW SR NT	5.750% 06/15/2017 DD 06/08/07	95,000	94,598	98,796
	WEA FIN LLC / WCI FIN LLC 144A	5.400% 10/01/2012 DD 09/28/06	250,000	249,530	265,198
	WEA FIN LLC GTD SR NT 144A	7.125% 04/15/2018 DD 04/16/08	75,000	74,415	82,001
	WELLPOINT INC NT	7.000% 02/15/2019 DD 02/05/09	180,000	179,712	201,317
	WELLS FARGO & CO NEW SR UNSECD	5.625% 12/11/2017 DD 12/10/07	450,000	449,186	468,072
	XEROX CORP SR NT	5.500% 05/15/2012 DD 05/17/07	80,000	79,690	84,546
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		9,137,075	10,241,125
	TOTAL UNDERLYING ASSETS			135,847,356	140,763,857
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(4,203,287)
	CONTRACT VALUE				136,560,570

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-67414) on Form S-8 of our report dated June 25, 2010, appearing in the annual report on Form 11-K of The Dow Chemical Company Employees' Savings Plan at December 31, 2009, and for the year then ended.

Plante & Moran, PLLC

Clinton Township, Michigan
June 25, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-67414 of The Dow Chemical Company on Form S-8 of our report dated June 25, 2009, appearing in the Annual Report on Form 11-K of The Dow Chemical Company Employees' Savings Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

Midland, Michigan
June 25, 2010